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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                             CONCENTRA CORPORATION
                           (NAME OF SUBJECT COMPANY)

                             CONCENTRA CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                   COMMON STOCK, PAR VALUE $.00001 PER SHARE
         (INCLUDING THE ASSOCIATED RIGHTS TO PURCHASE PREFERRED STOCK)
                         (TITLE OF CLASS OF SECURITIES)

                                  205897 10 1
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ALEX N. BRAVERMAN
                            CHIEF FINANCIAL OFFICER
                             CONCENTRA CORPORATION
                                21 NORTH AVENUE
                      BURLINGTON, MASSACHUSETTS 01803-3301
                                 (781) 229-4600
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE AND
          COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                WITH A COPY TO:

                             WILLIAM E. KELLY, ESQ.
                              PEABODY & ARNOLD LLP
                                 50 ROWES WHARF
                          BOSTON, MASSACHUSETTS 02110
                                 (617) 951-2100

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ITEM 1. SECURITY AND SUBJECT COMPANY

  The name of the subject company is Concentra Corporation, a Delaware corporation ("Concentra" or the "Company"), and the address of its principal executive offices is 21 North Avenue, Burlington, Massachusetts 01803-3301. The title of the class of equity securities to which this statement relates is the common stock, par value $.00001 per share, of the Company (the "Common Stock") and the associated Series A Participating Cumulative Preferred Stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement between the Company and The First National Bank of Boston, as Rights Agent, dated as of April 24, 1997, as amended November 10, 1998 (the "Rights Agreement").

ITEM 2. TENDER OFFER OF THE BIDDER

  This statement relates to the tender offer by KL Acquisition Corporation ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of Oracle Corporation, a Delaware corporation ("Oracle" or "Parent"), to purchase all of the outstanding Shares held by the Company's stockholders other than Parent or its affiliates (such stockholders, the "Public Stockholders" and such Shares, the "Publicly Held Shares") at $7.00 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated as of November 17, 1998 (the "Offer to Purchase") and the related Letter of Transmittal (which together with the Offer to Purchase constitute the "Offer"), copies of which are filed respectively as Exhibits 1 and 2 hereto and are incorporated herein by reference in their entirety. The Offer is disclosed in a Tender Offer Statement on Schedule 14D-1 dated November 17, 1998 (the "Schedule 14D-1") which has been filed with the Securities and Exchange Commission (the "SEC") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules promulgated by the SEC thereunder. The Offer is being made by Purchaser pursuant to an Agreement and Plan of Merger, dated as of November 10, 1998, by and among Parent, Purchaser and the Company (as the same may be amended from time to time, the "Merger Agreement"), a copy of which is filed as Exhibit 3 hereto and incorporated herein by reference in its entirety.

  According to the Purchaser's Schedule 14D-1, the address of the principal executive offices of each of the Purchaser and Parent is 500 Oracle Parkway, Redwood Shores, California 94065.

ITEM 3. IDENTITY AND BACKGROUND

  (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

  (b) Except as described herein, in Annex 1 attached hereto which is incorporated herein by reference, and in the Company's Proxy Statement dated July 16, 1998 relating to the Company's Annual Meeting of Stockholders held on August 10, 1998 (attached hereto as Exhibit 4 and incorporated herein by reference), to the knowledge of the Company, as of the date hereof there are no material contracts, agreements, arrangements or understandings, or any potential or actual conflicts of interest between the Company or its affiliates and (1) the Company, its executive officers, directors or affiliates, or (2) the Purchaser, its executive officers, directors or affiliates.

MERGER AGREEMENT

  The following is a summary of the material terms of the Merger Agreement. Such summary is qualified in its entirety by reference to the Merger Agreement.

  The Offer. The Merger Agreement provides for the commencement of the Offer as promptly as reasonably practicable after the date thereof, but in no event later than five business days after the initial public announcement of Purchaser's intention to commence the Offer (within the meaning of Rule 14d-2(a) under the Exchange Act) for all of the outstanding Shares at a price of $7.00 per Share, net to the seller in cash, without interest thereon. The Merger Agreement further provides that the obligation of the Purchaser to accept for

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payment and to pay for any Shares (and associated Rights) tendered shall be subject only: (i) to such number of Shares, when added to the number of Shares already owned by Parent, the Purchaser or any direct or indirect wholly-owned subsidiary of Parent, as shall constitute fifty-one percent of the Company's Fully Diluted Shares being validly tendered prior to the expiration or termination of the Offer and not withdrawn (the "Minimum Share Condition"); and (ii) certain other conditions that are described therein (the "Offer Conditions"). The Merger Agreement provides that the Purchaser shall not, without the prior written consent of the Company amend or modify the terms of the Offer to (i) reduce the cash price to be paid pursuant to the Offer, (ii) reduce the number of Shares (and associated Rights) as to which the Offer is made, (iii) change the form of consideration to be paid in the Offer, (iv) impose conditions to the Offer in addition to the Offer Conditions or modify the Offer Conditions (other than to waive any Offer Condition to the extent permitted by the Merger Agreement), or (v) make any other change or modification in any of the terms of the Offer in any manner that is adverse to holders of the Shares (and associated Rights). Subject to the terms and conditions thereof, the Offer shall expire at midnight, New York City time, on the date that shall be 20 business days after the date on which the Offer shall be commenced. The Offer may not be extended without the Company's prior written consent; provided, however, that the Purchaser may (x) from time to time extend (and re-extend) the Offer, if, at the scheduled expiration date of the Offer, any of the Offer Conditions (other than the Minimum Share Condition) shall not have been satisfied or waived, until such time as such conditions shall be satisfied or waived, (y) extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer, or (z) extend (and re-extend) the Offer for any reason on one or more occasions for an aggregate period of not more than 20 business days beyond the latest expiration date that would otherwise be permitted under clause (x) or (y) above if on such expiration date there shall not have been tendered at least that number of Shares (and associated Rights) necessary to permit the Merger to be effected without a meeting of the Company's stockholders in accordance with the DGCL.

  The Merger. The Merger Agreement provides that as soon as practicable after the purchase of Shares pursuant to the Offer and the satisfaction of the other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the DGCL, the Purchaser will be merged with and into the Company. As a result of the Merger, the separate corporate existence of the Purchaser will cease and the Company will continue as the Surviving Corporation (as defined in the Merger Agreement) and will become a wholly-owned subsidiary of Parent. At the Effective Time (as defined in the Merger Agreement), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company, Shares owned by Parent, the Purchaser or any direct or indirect wholly-owned subsidiary of Parent or the Company or Shares held by stockholders who shall have properly demanded and perfected appraisal rights under the DGCL) will be canceled and converted automatically into the right to receive in cash an amount equal to the highest price per Share paid pursuant to the Offer (the "Merger Price").

  The Purchaser or the designated paying agent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to the Merger Agreement to any holder of Shares such amounts that the Purchaser or the paying agent is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the "Code"), the rules and regulations promulgated thereunder or any provision of state, local or foreign tax law.

  Pursuant to the Merger Agreement, each share of common stock, par value $0.001 per share, of the Purchaser issued and outstanding immediately prior to the Effective Time will be converted into one validly issued, fully paid and nonassessable share of common stock, par value $0.00001 per share, of the Surviving Corporation.

  Promptly upon the purchase by the Purchaser of Shares in the Offer, and from time to time thereafter, the Purchaser will be entitled to designate that number of directors, rounded up to the next whole number, on the Board of Directors of the Company (the "Company Board") that equals the product of (i) the total number of directors on the Company Board (giving effect to the election of any additional directors pursuant to the Merger Agreement) and
(ii) the percentage that the number of Shares owned by the Purchaser, Parent and any direct or indirect wholly-owned subsidiary of Parent (including Shares purchased in the Offer) bears to the total number

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

of Shares outstanding at such time, and, to effect the foregoing, the Company will, upon request by the Purchaser, at the Company's election, either increase the number of directors comprising the Company Board or seek and accept resignations of incumbent directors. The first date on which designees of the Purchaser will constitute a majority of the Company's Board of Directors is referred to as the "Cut-Off Date." At such times, the Company will cause individuals designated by the Purchaser to constitute the same percentage of each committee of the Company Board as such individuals represent on the Company Board.

  Following the Cut-Off Date and prior to the Effective Time, if the Company shall have at least one director who is neither an employee of the Company or any of its subsidiaries nor otherwise affiliated with the Purchaser (one or more of such directors, the "Independent Directors"), any amendment of the Merger Agreement or the Certificate of Incorporation or Bylaws of the Company or any of its subsidiaries, any termination or amendment of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or the Purchaser or any exercise or waiver of any of the Company's rights under the Merger Agreement, will require the concurrence of a majority of the Independent Directors.

  The Merger Agreement provides that the directors of the Purchaser at the Effective Time will be the initial directors of the Surviving Corporation and that the officers of the Company at the Effective Time will be the initial officers of the Surviving Corporation. The Merger Agreement provides that, at the Effective Time, the Certificate of Incorporation of the Purchaser will be the Certificate of Incorporation of the Surviving Corporation; provided, however, that, at the Effective Time, Article I of the Certificate of Incorporation of the Surviving Corporation will be amended to read as follows:
"The name of the corporation is Concentra Corporation." The Merger Agreement also provides that the Bylaws of the Purchaser will be the Bylaws of the Surviving Corporation.

  At the Effective Time, each outstanding stock option to purchase shares of Common Stock under the Company's stock option plans shall terminate and each holder thereof shall receive in exchange for such termination a cash payment equal to, subject to any applicable tax withholding required under the Code, the excess, if any, of (i) the Merger Price times the number of shares of Common Stock subject to such option which are vested and exercisable (including such number of shares that become vested and exercisable by its terms as a result of the transactions contemplated by the Merger Agreement), over (ii) the aggregate exercise price of such option.

  Under the Merger Agreement, the Company has agreed to take all actions reasonably necessary to cause the last day of the then-current "offering," as such term is defined in the Company's 1995 Employee Stock Purchase Plan (the "Purchase Plan"), to be December 15, 1998 (the "Final Purchase Date"), and shall apply on the Final Purchase Date the funds within each participant's accumulated payroll account as of such date to the purchase of whole shares of Common Stock in accordance with the terms of the Purchase Plan. No new offering shall commence under the Purchase Plan following the Final Purchase Date. The Company has agreed to take all steps required to terminate the Purchase Plan immediately after the Effective Time.

  Certain non-employee directors of the Company have received options to purchase Common Stock under the Company's 1994 Directors Stock Option Plan (the "Directors Plan"). All stock options granted pursuant to the Directors Plan are fully vested and all directors holding options under the Directors Plan have agreed that such options will terminate, to the extent not previously exercised, as of the Effective Time.

  Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the parties thereto, including representations by the Company, Parent and the Purchaser as to corporate status and the enforceability of the Merger Agreement against each such party and by the Company as to its capitalization, compliance with law, the accuracy of financial statements and filings with the SEC and the absence of certain material adverse changes or events concerning the Company's business.

  Covenants of the Company and Parent. In the event that Purchaser shall acquire at least 90% of the then outstanding Shares (and associated Rights), the Company has agreed, at the request of Purchaser, subject to the provisions of the Merger Agreement, to take all necessary and appropriate action to cause the Merger to become effective, in accordance with Section 253 of the DGCL, including the preparation and mailing of an Information Statement, if the Purchaser determines that such Information Statement is appropriate or required to cause the Merger to become effective, as soon as reasonably practicable after such acquisition, without a meeting of the stockholders of the Company.

  The Merger Agreement provides that, if the DGCL requires approval by the Company's stockholders of the Merger Agreement or the Merger, then the Company shall cause a stockholders' meeting to be duly called and held as soon as practicable for the purpose of voting on the approval and adoption of the Merger Agreement and the transactions contemplated thereby. The Company Board shall recommend approval and adoption of the Merger Agreement and the Merger by the Company's stockholders. In connection with such meeting, the Company
(i) shall promptly prepare and file with the SEC, use all reasonable efforts to have cleared by the SEC and thereafter mail to its stockholders as promptly as practicable all proxy materials for such meeting, (ii) shall notify Parent of the receipt of any comments of the SEC with respect to such proxy materials and of any requests by the SEC for any amendment or supplement thereto or for additional information and shall promptly provide to Parent copies of all correspondence between the Company or any representative of the Company and the SEC, (iii) shall give Parent and its counsel the opportunity to review the proxy materials prior to filing with the SEC and shall give Parent and its counsel the opportunity to review all amendments and supplements to such proxy materials and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the SEC, (iv) shall, subject to the fiduciary duties of the Company Board, as advised by counsel, use all reasonable efforts to obtain the necessary approvals by its stockholders of the Merger Agreement and the transactions contemplated hereby and (v) shall otherwise comply with all legal requirements applicable to such meeting.

  Pursuant to the Merger Agreement, the Company has agreed that neither it, nor any of the employees, officers or directors of the Company, nor the stockholders of the Company (the "Sellers") who have executed the Support Agreements (as defined in the Merger Agreement) shall, and the Company shall direct and cause the agents and representatives (including the Financial Advisor or any other investment banker and any attorney or accountant retained by it (collectively, "Company Advisors")) not to, directly or indirectly, initiate, solicit, encourage or otherwise facilitate the making of any inquiries in respect of, or the making of any proposal for, a Third Party Acquisition (as defined below). The Company further has agreed that neither it, nor any of the employees, officers or directors of the Company, nor the Sellers shall, and the Company shall direct and cause all Company Advisors not to, directly or indirectly, engage in any negotiations concerning, or provide any information or data to, or have any discussions with, any Third Party (as defined below) relating to the proposal of a Third Party Acquisition, or otherwise facilitate any effort or attempt to make or implement a Third Party Acquisition; provided, however, that if at any time prior to the acceptance by Purchaser for payment of Shares (and associated Rights) pursuant to the Offer, the Company Board determines in good faith, after consultation with outside counsel, that it is necessary to do so in order to comply with its fiduciary duties to the Company's stockholders under applicable law, the Company may, in response to an inquiry, proposal or offer for a Third Party Acquisition which was not solicited subsequent to the date of the Merger Agreement and that does not result from a breach of the Merger Agreement by the Company, (x) furnish only such information with respect to the Company to any such person pursuant to a customary confidentiality agreement as was delivered to Parent prior to the execution of the Merger Agreement and (y) participate in discussions and negotiations regarding such inquiry, proposal or offer. The Company has agreed to notify Parent promptly (and in any event within 24 hours) if (i) any inquiries relating to or proposals for a Third Party Acquisition are received by the Company or any of the Company Advisors, (ii) any information about the Company is requested from the Company or any of the Company Advisors, or (iii) any negotiations or discussions in connection with a possible Third Party Acquisition are sought to be initiated or continued with the Company or any of the Company Advisors indicating, in each such case, in connection with such notice, the principal terms and conditions of any such proposals or

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offers, including the identity of the offering party, and thereafter shall keep Parent informed in writing, on a reasonably current basis, on the status and terms of any such proposals or offers and the status of any such negotiations or discussions.

  Except as set forth below, the Company Board has agreed not to withdraw its recommendation of the Offer or the Merger and other transactions contemplated hereby or thereby or approve or recommend any Third Party Acquisition. Notwithstanding the preceding sentence, if the Company Board determines that it is necessary to do so in order to comply with its fiduciary duties to the Company's stockholders under applicable law, the Company Board may withdraw or alter its recommendation of the Offer or the Merger, or approve or recommend or cause the Company to enter into an agreement with respect to a Superior Proposal (as defined below), but in each case only (i) after providing written notice to Parent advising it that the Company Board has received a Superior Proposal and (ii) if Parent does not, within five business days (or within two business days with respect to any amendment to any Superior Proposal) after Parent's receipt of notice, make an offer which the Company Board determines in its good faith judgment to be as favorable to the Company's stockholders as such Superior Proposal; provided, however, that the Company will not be entitled to enter into any agreement with respect to a Superior Proposal unless the Merger Agreement is concurrently terminated by its terms.

  For purposes of the Merger Agreement, "Third Party Acquisition" means the occurrence of any of the following events: (i) the acquisition of the Company by merger or otherwise by any person or entity (which includes a "person" as such term is defined in Section 13(d)(3) of the Exchange Act) other than Parent, the Purchaser or any affiliate thereof (a "Third Party"); (ii) the acquisition by a Third Party of 20% or more of the total assets of the Company (other than the purchase of the Company's products in the ordinary course of business); (iii) the acquisition by a Third Party of 20% or more of the outstanding Shares; (iv) the adoption by the Company of a plan of partial or complete liquidation or the declaration or payment of an extraordinary dividend; (v) the repurchase by the Company of 20% or more of the outstanding Shares; or (vi) the acquisition by the Company by merger, purchase of stock or assets, joint venture or otherwise of a direct or indirect ownership interest or investment in any business whose annual revenues, net income or assets is equal to or greater than 20% of the annual revenues, net income or assets of the Company. For purposes of the Merger Agreement, a "Superior Proposal" means any bona fide proposal to acquire directly or indirectly for consideration consisting of cash and/or securities 100% of the Shares then outstanding or all or substantially all the assets of the Company and otherwise on terms which the Company Board by a majority vote determines in its good faith judgment (based on consultation with the Financial Advisor or another financial adviser of nationally recognized reputation) to be reasonably capable of being completed (taking into account all legal, financial, regulatory and other aspects of the proposal and the person or entity making the proposal, including the availability of financing therefor) and more favorable to the Company's stockholders than the Offer and the Merger.

  Pursuant to the Merger Agreement, the Company has covenanted and agreed that, between the date of the Merger Agreement and the Cut-Off Date, unless Parent otherwise agrees in writing: (i) the businesses of the Company and its subsidiaries will be conducted only in, and the Company will not take any action except in, the ordinary course of business and in a manner consistent with past practice; (ii) the Company will endeavor to preserve substantially intact the business organization of the Company, to keep available the services of the current officers and employees of the Company and to preserve the current relationships of the Company with customers, suppliers and other persons with which the Company has significant business relations; and (iii) the Company will not declare or pay dividends, split, combine or reclassify its stock, issue convertible securities or issue rights, warrants or options to purchase Shares other than shares issuable upon exercise of warrants or stock options outstanding as of the date of the Merger Agreement; amend its Certificate of Incorporation or Bylaws; acquire or agree to acquire any business or any corporation or other business organization or division thereof; authorize any single capital expenditure which is in excess of $100,000 or capital expenditures which are, in the aggregate, in excess of $250,000; increase the compensation payable to its officers or employees, except for increases in accordance with past practices, or grant any severance or termination pay to, or enter into any employment or severance agreement with any director, officer or other employee of the Company, or establish or amend any collective bargaining, compensation, stock option, or other arrangement for the benefit of any director, officer or employee; make any tax election or settle or compromise any material federal, state, local or

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foreign income tax liability; pay or settle any suit, claim, liability or obligation, other than the payment, discharge or satisfaction, in the ordinary course of business and consistent with past practice, of liabilities reflected or reserved against in the Company's balance sheet dated as of September 30, 1998 or subsequently incurred in the ordinary course of business and consistent with past practice; amend or modify the warranty policy of the Company; materially revalue any of its assets; or take any action that would result in any of the representations and warranties of the Company set forth in the Merger Agreement becoming untrue in any material respect or in any of the conditions to the Offer or any of the conditions to the Merger not being satisfied.

  The Company and Parent are each obligated under the Merger Agreement to give each other prompt notice of (i) the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which would be likely to cause any representation or warranty contained in the Merger Agreement to be untrue or inaccurate and (ii) any failure of the Company, Parent or Purchaser, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it thereunder.

  Under the Merger Agreement, Parent has agreed that all rights to indemnification existing in favor of directors, officers or employees of the Company (the "Indemnified Persons") as provided in the Company's Certificate of Incorporation, Bylaws or any indemnification agreements listed in the Company Disclosure Schedule, with respect to matters occurring through the Effective Time, shall survive the Merger and shall continue in full force and effect for a period of not less than six years from the Effective Time. Effective upon the Effective Time, to the fullest extent permitted by law, Parent shall be directly bound by, and shall guarantee the Company's and the Surviving Corporation's performance of, the Company's and the Surviving Corporation's obligations described in the prior sentence for a period of six years after the Effective Time. If Parent, the Surviving Corporation or any of either of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then and in each such case, proper provision shall be made so that the successors and assigns of Parent and the Surviving Corporation assume the indemnification obligations set forth in the Merger Agreement.

  Under the Merger Agreement, each of the parties thereto will use its reasonable efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the Merger Agreement, including, without limitation, using its reasonable efforts to obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of governmental authorities and parties to contracts with the Company and its subsidiaries as are necessary for the consummation of the transactions and to fulfill the conditions to the Offer and the Merger.

  Under the Merger Agreement, Parent and the Company agree to consult with one another before issuing any press release or otherwise making any public statements with respect to the Merger Agreement or the transactions contemplated thereby. Parent and the Company further agree not to issue any such press release or make any such public statement prior to such consultation, except as may be required by law or any listing agreement with a national securities exchange to which Parent or the Company is a party.

  Conditions to the Merger. Under the Merger Agreement, the respective obligations of each party to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions: (a) to the extent required by the DGCL and the Company's Certificate of Incorporation, the Merger Agreement and the Merger shall have been approved and adopted by the affirmative vote or consent of the stockholders of the Company, (b) no foreign, United States or state governmental authority or other agency or commission or foreign, United States or state court of competent jurisdiction will have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the acquisition of Shares by Parent or the Purchaser or any affiliate of either of them illegal or otherwise restricting, preventing or prohibiting consummation of the transactions contemplated by the Merger Agreement, provided, however, that each of the parties will have used its reasonable efforts to prevent the entry of any such injunction or other order and to appeal as promptly as practicable any injunction or other order that may be entered, (c) the waiting period applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR") will have expired or been terminated, and all other required governmental filings and

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consents will have been made or obtained, other than the filing of the
Certificate of Merger, (d) the Purchaser will have purchased all Shares validly tendered and not withdrawn pursuant to the Offer, (e) the representations and warranties of the Company, Parent and the Purchaser set forth in the Merger Agreement will be true and correct in all material respects as of the date of the Merger Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date (as defined in the Merger Agreement) as though made on and as of the Closing Date, and (f) the Company, Parent and the Purchaser shall have performed in all material respects all obligations required to be performed by each of them under the Merger Agreement at or prior to the Closing Date.

  Termination; Certain Payments; Fees and Expenses. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval of the Merger Agreement and the transactions contemplated thereby by the stockholders of the Company only: (a) by mutual written consent duly authorized by the Boards of Directors of the Company, Parent and the Purchaser; (b) by either Parent or the Company if any court of competent jurisdiction or other governmental authority shall have issued an order, decree, ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of, or payment for, Shares pursuant to the Offer or the Merger and such order, decree, ruling or other action shall have become final and nonappealable; (c) by either Parent or the Company if (i) the Offer shall have terminated or expired in accordance with its terms without the Purchaser having accepted for payment any Shares pursuant to the Offer; or (ii) the Purchaser shall not have accepted for payment any Shares pursuant to the Offer within 120 days following the commencement of the Offer; provided, however, that the right to terminate the Merger Agreement pursuant to this clause (c) will not be available to any party (or to any of its affiliates) that has failed to perform or breached in any material respect any of its obligations under the Merger Agreement which results in the failure of any condition set forth in Annex I of the Merger Agreement or a material breach of a representation or warranty under the Merger Agreement by such party; (d) by Parent if (i) prior to the purchase of Shares (and associated Rights) pursuant to the Offer, (A) the Company Board or any committee thereof shall have withdrawn or modified its approval or recommendation of the Offer, the Merger Agreement, the Merger or any other transaction contemplated by the Merger Agreement; (B) the Company Board or any committee thereof shall have recommended to the stockholders of the Company, taken no position with respect to, or failed to recommend against, acceptance of a Third Party Acquisition; (C) the Company shall have entered into any definitive agreement with respect to a Third Party Acquisition; (D) the Company Board fails to reconfirm its recommendation of the Offer, the Merger Agreement, the Merger and the transactions contemplated by the Merger Agreement within five days of any written request by the Parent that the Company's Board of Directors reconfirm its recommendation; or (E) the Company Board or any committee thereof shall have resolved to do any of the foregoing; or (ii) the Company shall have breached in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement which breach cannot be or has not been cured within 20 days after the giving of written notice to the Company, among other things; or
(e) by the Company if (i) the Company Board shall have withdrawn or modified in a manner adverse to the Purchaser or Parent its approval or recommendation of the Offer, the Merger Agreement or the Merger in order to approve the execution by the Company of a definitive agreement providing for the transactions contemplated by a Superior Proposal, provided that the Company shall have complied with certain provisions of the Merger Agreement, including the notice provisions therein, or (ii) Parent or the Purchaser shall have breached in any material respect any of their respective representations, warranties, covenants or other agreements contained in the Merger Agreement which breach cannot be or has not been cured within 20 days after the giving of written notice to Parent or the Purchaser, as applicable, except, in any case, for such breaches which are not reasonably likely to affect adversely Parent's or the Purchaser's ability to complete the Offer or the Merger.

  In the event that: (i) the Merger Agreement is terminated pursuant to
Section 8.1 (d)(i) or 8.1 (e)(i) of the Merger Agreement, then the Company shall pay Parent fifty percent of the Termination Fee (as defined below) within five (5) days after the first of such events shall have occurred. The Company shall pay the remaining fifty percent of the Termination Fee within the earlier of (i) nine (9) months following such event, or (ii) five (5) days after the consummation of a Third Party Acquisition or similar alternative transaction with any person other than Parent or any of its affiliates. The "Termination Fee" shall be a dollar amount equal to (A) three percent of the amount obtained by multiplying the total number of Fully Diluted Shares plus the total number of Excluded Shares (as defined in the Merger Agreement) by $7.00, plus (B) an amount equal to the actual and reasonably documented out-of-pocket fees and expenses (not to exceed $200,000) incurred by Parent and the Purchaser in connection with the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby, which amounts shall be payable in immediately available funds. In the event the Merger Agreement is terminated pursuant to Section 8.1(c) or 8.1(d)(ii) of the Merger Agreement, and the Company shall have announced (and subsequently consummates) or shall have consummated a Third Party Acquisition with any person other than Parent or any of its affiliates before or within nine months after the date of such termination, then the Company shall pay Parent the entire Termination Fee within five (5) days after the consummation of the Third Party Acquisition. In the event that the Company shall fail to pay any amounts owing upon termination pursuant the Merger Agreement, interest shall be paid on such unpaid amounts, commencing on the date such amounts became due, at a rate of six percent (6%) per annum.

  Parent Stock Option. In connection with the execution and delivery of the Merger Agreement, the Company granted to Parent an irrevocable option (the "Parent Option") to purchase, for $7.00 per share in cash, newly issued shares of Common Stock representing 19.9% of the Company's total outstanding Common Stock (and associated Rights), which percentage shall be calculated after taking into account the exercise in full of the Parent Option. Parent may exercise the Parent Option, in whole or in part, at any time or from time to time from the day (the "Exercise Commencement Date") of: (i) the occurrence of certain termination events under the Merger Agreement; or (ii) the purchase of fifteen percent (15%) or more of the Shares pursuant to a tender offer is consummated by any person or entity other than Parent, the Purchaser or any affiliate thereof, whichever is earlier, until the day (the "Option Termination Date") which is the earlier of (i) the Effective Time, or (ii) one year after the termination of the Merger Agreement.

  Except as otherwise agreed in writing all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such fees and expenses, whether or not the transactions contemplated by the Merger Agreement are consummated.

  Limitation on Total Profits. The Total Profit (as defined below) that Parent shall be permitted to realize in respect of the Termination Fee and the Parent Option shall not exceed four percent (4%) of the aggregate purchase price that would have been payable for one hundred percent (100%) of the Company's Fully Diluted Shares and one hundred percent (100%) of the Excluded Shares (as defined in the Merger Agreement) at $7.00 per share. In the event Parent's Total Profit would exceed such amount, Parent shall, at its sole election, (a) reduce the number of Shares subject to the Parent Option, (b) deliver Shares received upon an exercise of the Parent Option to the Company for cancellation, (c) pay an amount of cash to the Company, or (d) do any combination of the foregoing so that Parent's actual realized Total Profit shall not exceed four percent (4%) of the aggregate purchase price that would have been payable for one hundred percent (100%) of the Company's Fully Diluted Shares and one hundred percent (100%) of the Excluded Shares at $7.00 per share. "Total Profit" means the aggregate (before taxes) of (i) any amount received pursuant to the Company's repurchase of the Parent Option (or any portion thereof), (ii) any amount received pursuant to the Company's repurchase of the Shares (less the purchase price for such Shares) subject to the Parent Option, (iii) any net cash received pursuant to the sale of Shares received by Parent in any exercise of the Parent to any third party (less the purchase price of such Shares), (iv) any amounts received on transfer of the Parent Option or any portion thereof to a third party, (v) any equivalent amounts received with respect to the Parent Option adjusted pursuant to
Section 5.5(e) of the Merger Agreement, and (vi) the Termination Fee.

INTERESTS OF CERTAIN PERSONS IN THE OFFER AND THE MERGER

  In considering the recommendations of the Company Board with respect to the Offer and the Merger and the fairness of the consideration to be received in the Offer and the Merger, stockholders should be aware that certain officers and directors of the Company have interests in the Offer and the Merger which are described below and which may be in addition to their interests as stockholders of the Company. Stockholders also should be aware that Parent and the Purchaser have certain interests that present actual or potential conflicts of interest in connection with the Offer and the Merger. The Company Board was aware of these actual and potential conflicts of interest and considered them along with the other matters described under "SPECIAL FACTORS -- Recommendations of the Company Board; Fairness of the Offer and the Merger" as set forth in the Offer to Purchase.

  Indemnification and Insurance. Under the DGCL, corporations incorporated under the laws of the State of Delaware are permitted to indemnify their current and former directors, officers, employees and agents under certain circumstances against certain liabilities and expenses incurred by them by reason of their serving in such capacities. The Company's Certificate of Incorporation provides that each director and officer will be indemnified by the Company to the fullest extent permitted under the DGCL against liabilities and expenses incurred in connection with any threatened, pending or completed legal action or proceeding to which he or she may be made a party or threatened to be made a party by reason of being a director of the Company or a predecessor company, or serving any other enterprise as a director or officer at the request of the Company. The directors and officers of the Company have entered into indemnification agreements with the Company for the purpose of confirming such rights. The Company has also purchased directors' and officers' liability insurance for the benefit of these persons. Pursuant to the Merger Agreement, all rights to indemnification existing in favor of directors, officers or employees of the Company (the "Indemnified Persons") as provided in the Company's Certificate of Incorporation, Bylaws or any indemnification agreements listed in Section 5.7 of the Company Disclosure Schedule to the Merger Agreement, with respect to matters occurring through the Effective Time, shall survive the Merger and shall continue in full force and effect for a period of not less than six (6) years from the Effective Time. Effective upon the Effective Time, to the fullest extent permitted by law, Parent shall be directly bound by, and shall guarantee the Company's and the Surviving Corporation's performance of, the Company's and the Surviving Corporation's obligations described in the prior sentence for a period of six
(6) years after the Effective Time. If Parent, the Surviving Corporation or any of either of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then and in each such case, proper provision shall be made so that the successors and assigns of Parent and the Surviving Corporation assume the indemnification obligations set forth above.

  Interests of Company Executives and Board Members. Certain members of the Company's management and Board of Directors may have or be deemed to have certain interests in the Merger that are in addition to their interests as stockholders of the Company generally. The Company has informed Parent that the Company's Board of Directors was aware of and discussed these interests in connection with its consideration and approval of the Merger Agreement. In considering the recommendation of the Company Board with respect to the Offer and the Merger, stockholders of the Company should be aware of these interests which may present actual or potential conflicts of interest.

  Stock Option Matters. Pursuant to the Merger Agreement, all options to purchase Common Stock outstanding under the Company's Stock Option Plans (as defined in the Merger Agreement) shall terminate at the Effective Time and each holder of such options shall receive in exchange for such termination a cash payment equal to the excess, if any, of the Merger Price times the number of shares of Common Stock subject to such option which are vested and exercisable (including shares which become vested and exercisable as a result of the Merger) over the aggregate exercise price of such option. The fair market value of the Common Stock on the Effective Date shall be deemed to equal the Merger Price.

  Pursuant to pre-existing arrangements with the Company, options to purchase shares of Common Stock issued under the Company's Stock Option Plans held by certain executive officers will become fully vested and exercisable if such persons are terminated without cause or resign for good reason within twelve months following a change in control of the Company (such as the Merger). Because Mr. Rosenfeld's employment is being terminated in connection with the Merger, unvested options held by him will accelerate as a result of the Merger and he will receive a cash payment (as described above under "Stock Option Matters") in exchange for the termination of all such options he holds. The amount of the cash payment Mr. Rosenfeld will receive in exchange for the termination of the unvested portion of his stock options is approximately $223,000.

  Biographical information for certain executive officers of the Company may be found in Annex I attached hereto.

  Parent has agreed to treat all unvested options held by the executive officers other than Mr. Rosenfeld as fully vested and exercisable as of the Effective Time and therefore all such options will be terminated in exchange for a cash payment (calculated in the manner described above). The amounts to be received at or immediately following the Effective Time by Messrs. Lemont, Braverman, Phillips, Buck, Mishkin, and Lanell and by Ms. Henrich and Ms. Mehegan, with respect to their unvested stock options (net of exercise price) are approximately $208,806, $90,941, $86,147, $95,388, $94,688, $93,463,
$58,594 and $10,547, respectively. In addition, Parent has agreed that each Company employee other than the executive officers who becomes an employee of Parent following the Merger shall receive a cash payment equal to the value of his or her unvested stock options at the Effective Time (which options shall have terminated at the Effective Time) if he or she remains in the employ of Parent for six months following the Merger.

  Certain non-employee directors of the Company have received options to purchase Common Stock under the Directors Plan. All stock options granted pursuant to the Directors Plan are fully vested and all directors holding options under such plan have agreed that such options will terminate, to the extent not previously exercised, as of the Effective Time.

  Severance Arrangements. In June 1993, Mr. Rosenfeld entered into a Noncompetition and Termination Agreement with the Company that provides that if the Company terminates his employment without cause, the Company shall make a termination payment (the "Termination Payment") equal to the sum of his then-current annual base salary plus 80% of his then-current maximum variable compensation amount, which Termination Payment would be paid out in equal monthly payments over a twelve-month period. This agreement also provides that, if terminated as described above, Mr. Rosenfeld's options would continue vesting during the twelve-month severance period and shall become fully vested on the first anniversary of his termination date. Mr. Rosenfeld's employment with the Company will terminate in connection with the Merger. Parent and Mr. Rosenfeld have agreed that Mr. Rosenfeld will be entitled to receive a Termination Payment of $392,000 immediately following the Merger.

  Pursuant to pre-existing arrangements between the Company and each of Messrs. Lemont, Braverman, Buck, Lanell, Mishkin and Phillips and Ms. Henrich and Ms. Mehegan, each such executive officer is entitled to severance pay equal to six months' of his or her base salary in the event he or she is terminated other than for cause within twelve months following a change in control of the Company, such as the Merger.

  Mr. Rosenfeld's Noncompetition and Termination Agreement, as well as the severance arrangements for the other executive officers described in the preceding paragraph, will terminate on the Closing Date (as defined in the Merger Agreement).

  Oracle Consulting Arrangements. In connection with the Merger, Parent has entered into a Consulting Agreement with Mr. Rosenfeld whereby Mr. Rosenfeld will become a consultant to Parent to assist with the transition of the Company into a subsidiary of Parent and related strategic business issues for three months following the Merger in exchange for a monthly consulting fee of $37,000.

  Oracle Employment Arrangements. In connection with the Merger, the following executive officers of the Company entered into offer letters with Parent whereby Parent agreed to employ such persons following the Merger in the capacities and on the terms as described below. Mr. Lemont will become a Vice President and General Manager of Parent with an annual starting salary of $250,000; he will be eligible to receive bonus payments during his first year of employment totaling a maximum of $112,500 and will receive options to purchase 30,000 shares of Parent Common Stock. Mr. Phillips will become a Vice President and Chief Architect of Configuration Technology of Parent with an annual starting salary of $160,000; he will be eligible to receive bonus payments during his first year of employment totaling a maximum of $24,000 and will receive options to purchase 25,000 shares of Parent Common Stock. Mr. Buck will become a Vice President of Development of

Parent with an annual starting salary of $160,000; he will be eligible to receive bonus payments during his first year of employment totaling a maximum of $24,000 and will receive options to purchase 25,000 shares of Parent Common Stock. Mr. Mishkin will become a Vice President of Configuration Integration of Parent with an annual starting salary of $145,000; he will be eligible to receive bonus payments during his first year of employment totaling a maximum of $21,750 and will receive options to purchase 15,000 shares of Parent Common Stock. Ms. Henrich will become a Senior Practice Director of Parent with an annual starting salary of $130,000; she will be eligible to receive bonus payments during her first year of employment totaling a maximum of $13,000 and will receive options to purchase 10,000 shares of Parent Common Stock. Mr. Lanell will become a Vice President of Product Configuration Sales of Parent with an annual starting salary of $160,000; he will be eligible to receive bonus payments during his first year of employment totaling a maximum of $24,000 and will receive options to purchase 20,000 shares of Parent Common Stock. Each of the above officers will also be eligible to receive discretionary incentive compensation based on individual productivity and Parent's performance. In addition, each officer, except Mr. Lemont, is entitled under the terms of his or her offer letter to receive severance pay equal to six months' of his or her base salary in the event his or her employment is terminated other than for cause or if such person resigns as a result of a material adverse change in his or her position or responsibility or because he or she is required to relocate, in each case, within two years following the Merger. In Mr. Lemont's case, he is entitled under the terms of his offer letter to receive severance pay equal to $150,000 in the event his employment is terminated other than for cause or he resigns as a result of a material adverse change in his position, responsibility or compensation or his being required to relocate at any time following the Merger. The above severance arrangements are in exchange for the individual's agreement to terminate all rights he or she has under existing arrangements with the Company relating to his or her termination of employment.

  The parties expect Parent and each of Ms. Mehegan and Mr. Braverman to enter into transition employment arrangements whereby such individuals will be employed by Parent for three months following the Effective Time to assist with the transition of the Company into a subsidiary of Parent.

  Noncompetition Agreements. Each of the following individuals entered into a Noncompetition Agreement with Parent whereby such person agreed for the indicated time period following the Merger and in exchange for the cash payment indicated not to become employed by or otherwise provide services to an entity engaged in the development or marketing of configuration software products: Mr. Rosenfeld: $150,000, one year; Mr. Lemont: $100,000, two years:
Mr. Braverman: $60,000, one year; Mr. Phillips: $50,000, two years; Mr. Buck:
$50,000, two years; Mr. Mishkin: $50,000, two years; Ms. Henrich: $50,000, two years; and Mr. Lanell: $50,000, two years. In addition, each of the above individuals agreed not to solicit employees or consultants of Parent or the Company for two years following the Merger. The parties expect Parent and Ms. Mehegan to enter into a customary Noncompetition Agreement for a period of one year in exchange for a one-time cash payment of $15,000.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

  (a) The Company Board has unanimously determined that each of the Offer and the Merger is fair to, and in the best interests of, the stockholders of the Company and the Company Board unanimously recommends that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

  (b) BACKGROUND OF THE OFFER AND THE MERGER

  On September 5, 1998, David J. Roux, the Executive Vice President, Corporate Development, of Parent, contacted Stephen J. Cucchiaro, a director of the Company and a former business colleague of Mr. Roux, to discuss generally the possible acquisition of the Company by Parent. Mr. Cucchiaro informed Mr. Roux that the Company Board might be interested in considering such an acquisition.

  On September 11, 1998, Mr. Roux contacted Lawrence W. Rosenfeld, the Chairman of the Board, Chief Executive Officer and President of the Company, to initiate discussion of a potential acquisition of the Company by Parent. At that time, the Parent and the Company entered into a confidentiality agreement concerning the proposed transaction under which the Company began to furnish to Parent certain financial and business information concerning the Company.

  On September 16, 1998, Messrs. Rosenfeld, David I. Lemont, Senior Vice President, Chief Operating Officer, Marvin Mishkin, Vice President, OEM Integration, and Robert E. Phillips, Ph.D., Chief Technology Officer and Vice President Product Definition of the Company, met with John E. Somorjai, Director, Corporate Development, Donald Klaiss, Vice President, Manufacturing and Distribution Products, and Kurt Robson, Vice President, Design and Architecture of Parent at the DCI trade show in San Jose, California, and discussed the respective businesses of Parent and the Company as well as the potential framework of an acquisition of the Company.

  Immediately upon the initiation of these discussions, the Company enlisted the assistance of Volpe Brown Whelan & Company, LLC ("VBW&C") as financial advisors to the Company in its discussions with Parent. During September 1998, VBW&C identified and contacted other potential buyer companies to determine their interest in acquiring the Company. No interest in submitting a competitive bid was indicated in response to these contacts.

  On September 18, 1998, Parent commenced its formal due diligence review of the Company. On the same date, and again on September 29, 1998, Mr. Rosenfeld reported to the Company's Board of Directors on the status of the discussions with Parent.

  On October 2, 1998, Mr. Somorjai delivered a non-binding term sheet to the Company proposing a potential all cash tender offer by a subsidiary of Parent for all of the outstanding shares of the Company with a subsequent cash-out merger at a price per Share of $4.75.

  On October 3, 1998, Mr. Rosenfeld contacted the chief executive officer of a software company traded on Nasdaq to inquire as to that company's interest in a potential acquisition of the Company. At that time, the company that had been contacted declined to pursue discussions regarding an acquisition of the Company.

  The draft term sheet proposed by Parent was discussed at a meeting of the Company's Board of Directors on October 5, 1998. VBW&C made a presentation of their preliminary analysis of the terms of the proposed offer and possible alternatives to that offer. The Board authorized management to proceed with negotiations based upon the proposed term sheet.

  Negotiations between representatives of Parent and the Company continued between October 5, 1998 and October 18, 1998, with Mr. Rosenfeld reporting to the Company's Board of Directors at meetings on October 8, 1998 and October 16, 1998. Counsel and VBW&C representatives participated at both meetings and the Board considered alternative courses of action.

  On October 18, 1998, Mr. Roux and Mr. Rosenfeld met to finalize the term sheet. At this meeting, Messrs. Roux and Rosenfeld finalized the term sheet and tentatively agreed upon a cash acquisition price of $5.00 per share of Company Common Stock.

  On October 18, 1998, the Company's Board and on October 19, 1998, the Parent's Board held special meetings to review the proposed term sheet. Each Board approved the term sheet and authorized the parties to continue negotiations toward a definitive agreement.

  From October 20, 1998, to November 8, 1998, representatives of Parent and the Company, together with their respective legal counsel, held telephonic meetings and negotiated the terms of the definitive agreement.

  On October 22, 1998, Messrs. Rosenfeld and Lemont met with the chief executive officer and the vice president of corporate development of another Nasdaq-listed software company to discuss a possible offer by that company to acquire the Company, but that company indicated no interest.

  On November 4, 1998, Mr. Rosenfeld contacted the chief executive officer of the software company which on October 3 had declined to pursue discussions regarding an acquisition of the Company. In that conversation and in subsequent telephone conversations on November 5, 1998, the chief executive officer indicated to Mr. Rosenfeld that his company would consider extending an offer.

  On November 6, 1998, the Board of Directors of the Company met at the offices of its counsel, Peabody & Arnold LLP ("P&A"), in Boston, Massachusetts. Mr. Rosenfeld reported the status of discussions between representatives of Parent and key Company employees. Representatives of VBW&C made a presentation to the Company Board in person and by speaker phone, of their analysis of Parent's offer and their preliminary views on the fairness of that offer. P&A attorneys discussed with the Company Board the legal aspects of the transaction, and the key provisions of the draft definitive agreement. During the course of the Company Board meeting, Mr. Rosenfeld informed the Company Board that the Company had received communications from the other software company, proposing a stock-for-stock merger with the Company.

  On November 7, 1998, the company that had proposed a stock-for-stock merger with the Company commenced a due diligence review of the Company. On November 7, 1998 and November 8, 1998 representatives of that company and of the Company, together with their respective legal and accounting advisers, negotiated the terms of the proposed merger and a definitive plan and agreement of merger. On November 8, 1998, the Company's representatives informed Parent's representatives that on November 6, 1998 the other software company had expressed interest in acquiring the Company in a stock-for-stock merger and that the Company had on November 8, 1998 reached a tentative agreement with such company concerning such a merger.

  On November 8, 1998, and November 9, 1998, Parent's representatives negotiated with the Company's representatives on a revised acquisition proposal. During that time, Mr. Rosenfeld kept the Company's Board of Directors informed of the progress of those negotiations through a series of conference calls. On the morning of November 9, 1998, Mr. Roux met with Mr. Rosenfeld to discuss proposed revised acquisition terms. Later that night, Parent raised its proposed bid price to $7.00 per share in cash.

  On November 10, 1998, the Company's Board of Directors met by conference call and received a further presentation by VBW&C including a summary of VBW&C's opinion with respect to the fairness of the revised acquisition terms by Parent and the fairness of the terms proposed by the other bidder. Once again, attorneys from P&A addressed the legal aspects of the transaction as well as the legal aspects of the transaction proposed by the other bidder. At the conclusion of this meeting, the Company's Board of Directors approved the revised terms of Parent's tender offer and related transactions and authorized the execution of definitive agreements. Also on that same day, the Company Board adopted an amendment to the Rights Agreement to exclude the transaction with Parent from the application of the Rights Agreement.

  At 7:00 p.m. (EST) on November 10, 1998, Parent, the Purchaser and the Company executed the Merger Agreement and, simultaneously, Parent and certain stockholders of the Company executed the Support Agreements. Shortly thereafter, Parent and the Company issued a press release announcing the execution of the Merger Agreement.

RECOMMENDATIONS OF THE COMPANY BOARD; FAIRNESS OF THE OFFER AND THE MERGER

  The Company Board. The Company Board has unanimously determined that each of the Offer and the Merger is fair to, and in the best interests of, the stockholders of the Company (other than Parent and Purchaser), and the Company Board unanimously recommends that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer. In reaching these determinations, the Company Board considered the following factors, each of which, in the view of the Company Board, supported such determinations:

    (i) the historical market prices and recent trading activity of the Shares, including the fact that the $7.00 per Share cash consideration to be received by the stockholders of the Company (other than Parent and Purchaser) in the Offer and Merger represents a premium of approximately 96% over the reported closing price on November 10, 1998, the last full trading day preceding the public announcement of the Merger Agreement, and a premium of approximately 106% and 119% over the average closing price for the one-month and three-month periods, respectively, preceding such date, and the fact that such price would be payable in cash, thus eliminating any uncertainties in valuing the consideration to be received by the Company's stockholders;

    (ii) the history of the negotiations between the Company Board and its representatives and Parent and its representatives, including the Company Board's belief that Parent and the Purchaser would not further increase the Offer Price and that $7.00 per Share was the highest price that could be obtained from Parent and the Purchaser;

    (iii) the opinion of VBW&C that the consideration to be received by holders of the Company's common stock (other than Parent and the Purchaser) pursuant to the Offer and the Merger was fair to such stockholders from a financial point of view, and the report and analysis presented by VBW&C in connection therewith;

    (iv) the terms and conditions of the Merger Agreement;

    (v) the effect of the Minimum Share Condition that, without the consent of the Company Board, the Offer will not be consummated unless at least that number of Shares that, when added to the Shares already owned by Parent, the Purchaser or any direct or indirect subsidiary of Parent, will constitute fifty-one percent of the Shares then outstanding (on a fully diluted basis) are validly tendered pursuant to the Offer and not properly withdrawn;

    (vi) the availability of appraisal rights in the Merger for the stockholders of the Company under the DGCL;

    (vii) the possibility that, because of a future decline in the Company's business, the trading price of the Shares or the stock market in general, the consideration that the stockholders of the Company (other than Parent and Purchaser) would obtain in a future or alternative transaction might be less advantageous than the consideration they would receive pursuant to the Offer and the Merger;

    (viii) the review of the possible alternatives to the Offer and the Merger (including the possibility of continuing to operate the Company as an independent entity in light of the Company's relative size and the presence of significant competitors in the configuration software market), the range of possible benefits and risks to the Company's stockholders of such alternatives and the timing and the likelihood of actually accomplishing any such alternatives;

    (ix) the likelihood that the proposed acquisition would be consummated, based in part on the financial condition of Parent;

    (x) the fact that pursuant to the Merger Agreement the Company is not prohibited from responding to any unsolicited Superior Proposal (as such term is defined in the Merger Agreement) to acquire the Company, and that, after giving the Parent notice of the receipt of a Superior Proposal and an opportunity to make an offer which the Company Board determines, in its good faith judgment, is as favorable as the Superior Proposal, the Company may elect to terminate the Merger Agreement and pay the termination fee and or trigger the Parent Option provided for in the Merger Agreement; and

    (xi) the structure of the transaction, which is designed, among other things, to result in receipt by the stockholders at the earliest practicable time of the consideration to be paid in the Offer and the fact that the per Share consideration to be paid in the Offer and the Merger is the same.

  Additional Considerations of the Company Board. The members of the Company Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Company and based upon the advice of financial and legal advisors. In light of the number and variety of factors that the Company Board considered in connection with its evaluation of the Offer and the Merger, the Company Board did not find it practicable to assign relative weights to the foregoing factors and, accordingly, the Company Board did not do so. In addition to the factors listed above, the Company Board considered the fact that while consummation of the Offer would result in the stockholders of the Company receiving a premium for their Shares over the then current trading prices of the Shares, consummation of the Offer and the Merger would eliminate any opportunity for stockholders of the Company (other than Parent and Purchaser) to participate in the potential future growth prospects of the Company. The Company Board determined, however, that (i) the loss of opportunity is reflected in the Offer Price, and (ii) there are continued business risks associated with independent operations which could impact the Company's long-term financial prospects.

  In addition, the Company Board determined that the Offer and the Merger are procedurally fair to the stockholders of the Company because, among other things: (i) the Company Board retained VBW&C as its independent financial advisor to assist it in evaluating the Offer and the Merger; (ii) the Minimum Share Condition, which may not be waived without the consent of the Company, was made a condition to the Offer; (iii) there were deliberations pursuant to which the Company Board evaluated the Offer and the Merger and alternatives thereto; and (iv) the $7.00 per Share price and the other terms and conditions of the Merger Agreement resulted from active arm's-length bargaining between representatives of the Company, on the one hand, and representatives of Parent, on the other.

  Consummation of the Offer is conditioned upon, among other things, the Minimum Share Condition, which may not be waived without consent of the Company. Pursuant to the Merger Agreement, the purchase by the Purchaser of all Shares validly tendered in the Offer and not withdrawn is a condition to the Merger.

  In making its determinations and recommendations, the Company Board was aware of the matters set forth above in Item 3(b) "Interests of Certain Persons in the Offer and Merger."

OPINION OF FINANCIAL ADVISOR TO THE COMPANY

  VBW&C Opinion. Concentra retained VBW&C to render an opinion to the Concentra Board of Directors as to the fairness, from a financial point of view, to Concentra of the consideration to be received by the shareholders of Concentra pursuant to the Offer and the Merger (the "Fairness Opinion"). On November 10, 1998, VBW&C rendered the Fairness Opinion to Concentra's Board of Directors to the effect that, as of such date and based on and subject to the matters stated in the Fairness Opinion, the Acquisition Price (as defined in the Fairness Opinion) is fair, from a financial point of view, to the shareholders of Concentra.

  THE FULL TEXT OF VBW&C'S WRITTEN OPINION DATED NOVEMBER 10, 1998, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED, AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED AS EXHIBIT 6 AND IS INCORPORATED HEREIN BY REFERENCE. THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION. HOLDERS OF CONCENTRA STOCK ARE URGED TO, AND SHOULD, READ THIS OPINION CAREFULLY IN ITS ENTIRETY. THE ENGAGEMENT OF VBW&C AND ITS OPINION ARE FOR THE BENEFIT OF THE CONCENTRA BOARD. VBW&C'S OPINION ADDRESSES ONLY THE FAIRNESS OF THE ACQUISITION PRICE FROM A FINANCIAL POINT OF VIEW TO THE SHAREHOLDERS OF CONCENTRA AND IT DOES NOT ADDRESS ANY OTHER ASPECT OF THE OFFER OR THE MERGER NOR DOES IT CONSTITUTE A RECOMMENDATION TO ANY HOLDER OF CONCENTRA STOCK AS TO WHETHER TO TENDER THEIR SHARES IN THE OFFER OR HOW TO VOTE WITH RESPECT TO THE MERGER.

  In arriving at its opinion, VBW&C (i) reviewed a copy of the executed Merger Agreement; (ii) discussed the terms of the Merger Agreement with Concentra management and the Concentra Board of Directors; (iii) interviewed management of Concentra concerning the business prospects, financial outlook and operating plans of the Company; (iv) reviewed certain historical and projected financial statements and other relevant financial and operating data of Concentra prepared by the management of the Company; (v) assessed the positioning of the Acquisition (as defined in the Fairness Opinion) in an effort to evaluate Concentra's alternatives and strategic options and the potential market reaction to the Acquisition and the potential likelihood that the shareholders of Concentra would accept the Offer; (vi) reviewed the valuation of selected publicly-traded companies VBW&C deemed relevant for the valuation analysis; (vii) reviewed the historical stock trading patterns of Concentra and analyzed the premium of the Acquisition Price in relation to historical Concentra stock trading ranges; (viii) reviewed premiums paid in comparable M&A transactions and M&A transactions generally in relation to the premium represented by the Acquisition Price at different time periods prior to the date of announcement; (ix) reviewed, to the extent publicly-available, the financial terms of selected merger and acquisition transactions that VBW&C deemed relevant for the valuation analysis; (x) performed a discounted cash flow analysis of the SellingPoint business and the ICAD cash flow stream based upon financial projections of Concentra management; (xi) performed a maximum price payable for no dilution valuation based on the maximum non-dilutive price payable under purchase accounting conventions; (xii) performed a valuation analysis of LoanData based on a discount to the valuation established by the last investment round made in LoanData; and (xiii) performed other such studies, analyses and inquiries and considered other such information as VBW&C deemed relevant.

  In rendering its opinion, VBW&C relied without independent verification upon the accuracy and completeness of all of the financial, accounting, legal, tax, operating and other information provided to VBW&C by Concentra and relied upon the assurances of Concentra that all such information is complete and accurate in all material respects and that there is no additional material information known to it that would make any of the information made available to VBW&C either incomplete or misleading. Concentra also retained outside legal, accounting, and tax advisors to advise on matters relating to the Offer and Merger. Accordingly, VBW&C assumed the accuracy of such advice for purposes of its opinion and did not independently verify or confirm such advice and expressed no opinion on such matters. Although Concentra had discussions with third parties concerning possible business combinations, for purposes of its Fairness Opinion VBW&C was not requested to consider, and VBW&C expressed no opinion as to, the relative merits of any transaction as compared to any alternative business strategies that might exist for Concentra or the effect of any other acquisition or business combination in which Concentra might engage. With respect to the projected financial data of Concentra and its component businesses, all of which has been provided by the management of Concentra, VBW&C relied upon assurances of Concentra that such data was prepared in good faith on a reasonable basis reflecting the best currently available estimates and judgments of Concentra management as to the future financial performance of Concentra and its component businesses. VBW&C's analysis is based, in large part, on these projected financial data and estimates.

  VBW&C relied upon the information provided to it by Concentra for the purposes of rendering its Opinion. VBW&C expresses no opinion and has made no investigation with respect to the validity, accuracy or completeness of the information provided to it and does not warrant any projections included in such information. Actual results that Concentra might achieve in the future as a stand-alone entity may vary materially from those used in VBW&C's analysis. VBW&C assumed that the Offer and the Merger will be consummated in accordance with the terms of the Merger Agreement and that no subsequent material changes or amendments will be made prior to completion of the Offer and the Merger. Any material changes could impact the VBW&C analysis and opinion. VBW&C did not make any independent appraisals or valuations of any assets of Concentra or any of its component businesses, nor was VBW&C furnished with any such appraisals or valuations. VBW&C performed no investigations relating to the representations and warranties made by Concentra, Parent, the Purchaser or any other person, including representations with respect to intellectual property rights and status of any litigation pending or threatened against either company. While VBW&C believes that its review, as described therein, is an adequate basis for the Fairness Opinion, the Fairness Opinion is necessarily based upon market, economic and other conditions that exist and can be evaluated as of the date of the Fairness Opinion, and any change in such conditions would require a re-evaluation of the Fairness Opinion.

  The Fairness Opinion addresses only the fairness, from a financial point of view, of the Acquisition Price and does not address the relative merits of the Acquisition, any alternatives to the Acquisition, Concentra's decision to proceed with or the effect of the Acquisition, or any other aspect of the Acquisition.

  The preparation of a fairness opinion involves various judgments as to appropriate and relevant quantitative and qualitative methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Accordingly, VBW&C's analyses and the factors utilized in such analysis must be considered as a whole and considering any portion of such analyses or factors, without considering all analyses and factors could create a misleading or incomplete view of the process underlying the Fairness Opinion. In its analyses, VBW&C made numerous assumptions with respect to industry performance, general business and other conditions and matters, many of which are beyond Concentra's control and are not susceptible to accurate prediction.

  No opinion is expressed by VBW&C as to the future trading price or range of prices of any securities of Parent or Concentra issued at any time. Furthermore, the opinion does not constitute a recommendation as to the Company Board's decision on whether to support any transaction and recommend it to Concentra's shareholders and does not constitute a recommendation to shareholders as to whether to tender their shares in the Offer or vote in favor of the Merger. The opinion and related materials were prepared for the use and benefit of the Company Board. Although developments following the date of the Fairness Opinion may affect the Fairness Opinion, VBW&C assumed no obligation to update, revise or reaffirm the opinion.

  As a customary part of its investment banking business, VBW&C engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and valuations for corporate and other purposes. In the ordinary course of its business, VBW&C and its affiliates may actively trade the equity securities of Concentra, Parent and their affiliates for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

  VBW&C will receive a fee for rendering the Fairness Opinion, no portion of which is conditioned upon the Fairness Opinion being favorable. In addition, VBW&C is to be paid a fee upon the close of any combination transaction. See "Item 5--Persons Retained, Employed or to Be Compensated".

  The following is a brief summary of the material analyses performed by VBW&C in rendering its opinion to the Board of Directors of Concentra.

  Stock Trading Analysis: VBW&C performed a stock trading analysis to analyze the latest 12 month ("L12M") and latest 6 month ("L6M") trading history of Concentra. VBW&C noted that the median trading price of Concentra for the L12M and L6M period was $4.00 and $3.50 respectively. VBW&C also noted that 100% of the trades for the L12M and L6M periods were below the Acquisition Price.

  Premium Analysis: VBW&C analyzed the premiums paid in select Sales Force Automation Software ("SFA") transactions generally and compared them to the premium represented by the Acquisition Price. For one day premiums in SFA transactions, the premiums ranged from -4.3% to 83.8% (with a median of 25.3%). One month premiums ranged from 4.3% to 105.9% (with a median of 46.9%). VBW&C also analyzed the premiums of all public to public technology transactions between $30 and $50 million since January 1, 1997. For one day premiums, the premiums ranged from -4.5% to 150.2% (with a median of 24.7%) and one month premiums ranged from -2.7% to 175.9% (with a median of 40.0%).

  The one day premium per share valuation for SFA transactions yielded a range of equivalent per share values from $3.71 per share to $7.12 per share (with a median of $4.86) and the one month premium per share valuation yielded a range of equivalent values from $3.72 per share to $7.33 per share (with a median of $5.23 per share). For all technology transactions, the one day premium per share values ranged from $3.70 to $9.70 per share (with a median of $4.83 per share) and the one month premium per share values ranged from $3.47 to $9.83 per share (with a median for $4.99 per share.)

  Comparable Publicly-Traded Company Analysis: VBW&C compared certain financial information of Concentra with selected publicly-traded companies it deemed comparable to Concentra (the "SFA Group"). The SFA Group was composed of companies providing sales force software solutions to large enterprises. The financial information reviewed by VBW&C included: projected 1998, 1999 and trailing 12 month earnings per share ("EPS"); market value (defined as stock price multiplied by shares outstanding) in relation to book value of stockholders' equity; and enterprise value (defined as market value plus debt less cash) in relation to L12M revenue, L12M EBITDA and L12M EBIT. Calendar year 1998 net income and 1999 net income were based on estimates provided by Concentra.

  VBW&C noted that, based on closing stock prices and earnings estimates as of October 30, 1998, the SFA group traded in a range of 5.9 to 39.4 times L12M earnings (with a median of 21.6 times), 8.0 to 45.4 times

1998 earnings (with a median of 21.3 times), 5.5 to 29.2 times 1999 earnings (with a median of 12.0 times), and 1.4 to 7.8 times book value (with a median of 2.5 times). The enterprise value of the SFA Group implied from the stock prices provided a range of 0.3 to 8.1 times L12M revenues (with a median of 0.8 times), 2.6 to 29.8 times EBITDA (with a median of 7.9 times) and 2.9 to
81.6 times EBIT (with a median of 9.8 times).

  The valuation range per share with respect to book value was between $1.32 per share and $5.82 per share (with a median of $2.10 per share). The enterprise value to L12M Revenue ranged between $.59 per share and $8.85 per share (with a median of $1.14 per share.) Combining the median per share valuations with the value of LoanData and the ICAD System derives a range of per share combined values of $2.13 per share to $8.52 per share (with a median of $2.80 per share.) All other financial information was deemed "non-meaningful" based on negative financial results.

  Comparable Merger and Acquisition Transaction Analysis: VBW&C prepared a valuation of Concentra based upon 16 merger and acquisition transactions of target companies in the Sales Force Automation Industry ("SFA Industry"). VBW&C reviewed the SFA Transaction financial terms, to the extent publicly available. The equity value of these transactions ranged from 30.0 to 140.1 times L12M Net Income (with a median of 60.6 times), 8.3 to 69.8 times N12M Net Income (with a median of 32.2 times) and 4.6 to 84.7 times book value (with a median of 7.0 times). The enterprise value of these transactions ranged from 1.1 to 30.8 times L12M revenue (with a median of 4.7 times), 0.1 to 4.6 times next twelve months ("N12M"), and, in the case of Concentra, defined as Q4:98 through Q3:99, forecasted revenue (with a median of 2.1 times), 14.5 to 90.4 times EBITDA (with a median of 30.7 times), 22.4 to 183.3 times EBIT (with a median of 41.8 times).

  VBW&C applied these results to two sets of projections for Concentra provided by Concentra management, a "Case A" and a more conservative "Case B". For Case A, the per share valuation range with respect to book value was between $1.51 per share and $33.87 per share (with a median of $5.42 per share). The enterprise value to L12M Revenue ranged between $.64 per share and $13.79 per share (with a median of $6.58 million.) Combining the median valuations with the value of LoanData and the ICAD System derives a range of Case A per share combined values of $2.25 per share to $25.01 per share (with a median of $7.18 per share). For Case B, the valuation range with respect to book value was between $1.51 per share and $33.87 per share (with a median of $5.42 per share). The enterprise value to L12M Revenue ranged between $.55 per share and $10.37 per share (with a median of $4.99 per share.) Combining the median valuations with the value of LoanData and the ICAD System derives a range of Case B per share combined values of $2.21 per share to $23.30 per share (with a median of $6.38 per share). All other financial information was deemed "non-meaningful" based on negative or non-meaningful financial results.

  Discounted Cash Flow Analysis: VBW&C performed a discounted cash flow analysis of two components of Concentra, SellingPoint and LoanData based on projections provided by Concentra management through March 2000 and extrapolated by VBW&C and reviewed by Concentra management thereafter. Unlevered free cash flows were calculated as net income available to common stockholders plus the sum of depreciation, amortization and other non-cash charges minus capital expenditures and plus or minus changes in working capital and minus tax adjusted interest expense. VBW&C calculated terminal values by applying exit multiples on 2003 net income; and the cash flow streams and terminal values were then discounted to the present using a range of discount rates deemed appropriate by VBW&C Based on this analysis, VBW&C calculated a Case A range of SellingPoint values between $14.46 per share to $20.90 per share (with a median of $17.49 per share). The Case B analysis calculated a range of per share values between $3.13 per share and $4.03 per share (with a median of $3.20 per share). For the ICAD System, the per share valuation was $.98 per share.

  Maximum Price Payable No Dilution Analysis: VBW&C performed a maximum price payable with no dilution analysis using purchase accounting and Fiscal 1999 projected results based on Parent's May fiscal year end. VBW&C combined the net income of both companies and included the effect of goodwill amortization and cost of cash. For Case A, the analysis provided a per share valuation of $12.88. On a Concentra "fully taxed" analysis, the per share valuation was $7.93. For Case B, the per share and "fully taxed" valuations were $11.39 and $7.04 respectively.

  Valuation of LoanData: VBW&C valued Concentra's majority investment in LoanData based on a discount to LoanData's last financing valuation. This yielded a value of $.20 per share.

  The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, VBW&C considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Furthermore, selecting any portion of the analysis, without considering all of the analyses, would create an incomplete view of the process underlying its opinion. In addition, VBW&C may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be VBW&C's view of the actual value of Concentra.

  The analyses performed by VBW&C are not necessarily indicative of actual value, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of VBW&C's analysis of the fairness of the Acquisition Price from a financial point of view to the shareholders of Concentra. The analyses do not purport to be appraisals or to reflect the prices at which Concentra might actually be purchased. Because such estimates are inherently subject to uncertainty, none of Concentra, Parent, VBW&C nor any other person assumes responsibility for their accuracy. Consequently, the VBW&C analyses described herein should not be viewed as determinative of the opinion of the Concentra Board of Directors with respect to the value of Concentra or of whether the Company Board or Parent's Board of Directors would have been willing to agree to a different Acquisition Price.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

  In connection with the Offer and other matters arising in connection therewith, VBW&C has been retained as the financial advisor to the Company. Pursuant to an engagement letter dated October 5, 1998 (the "Engagement Letter"), VBW&C agreed to render the following financial advisory services to the Company: (i) review with the Company Board and members of management the Company's financial plans, its strategic plans and business alternatives; (ii) assist the Company in the screening of potential acquirors and represent the Company in contacting, qualifying and negotiating with potential acquirors approved by the Company; (iii) meet with the Company Board (iv) assist the Company in the structuring and negotiating the financial aspects of a sale transaction; (v) if requested, render a Fairness Opinion for the use of the Company Board as to the fairness from a financial point of view to the Company of the consideration to be received by the Company and its stockholders in connection with the sale of the Company; and (vi) render such other appropriate and customary financial advisory services as the Company and VBW&C may agree in connection with the sale of the Company. Pursuant to the Engagement Letter, the Company paid VBW&C a retainer in the amount of $50,000, which retainer is to be credited against any fee due to VBW&C upon consummation of a sale transaction and has agreed to pay VBW&C (i) if a Fairness Opinion is requested by the Company, a fee, payable in cash on delivery of such Fairness Opinion (orally or in writing, whichever occurs first), equal to $300,000, such fee to be credited against any further fees payable pursuant to the Engagement Letter, and (ii) upon consummation of the sale of the Company, an additional fee, payable in cash at closing, equal to two percent (2%) of consideration, less any Fairness Opinion fee previously paid. The Company also agreed to pay VBW&C a fee of $75,000 if the Company requests an updated Fairness Opinion; such fee will not be credited against any other fees payable by the Company to VBW&C. In addition, the Company agreed to reimburse VBW&C for reasonable out-of-pocket expenses incurred in connection with the Merger and to indemnify VBW&C for certain liabilities that may arise out of its engagement by the Company and the rendering of its opinion. VBW&C is a nationally recognized firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with merger transactions and other types of acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. VBW&C also has performed certain investment banking services for the Company. The Company selected VBW&C as its financial advisor on the basis of its experience and expertise in transactions similar to the Offer and the Merger, its reputation in the technology and investment communities and its knowledge of and familiarity with the Company resulting from the investment banking services it has previously provided to the Company.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

  (a) Except as set forth herein, to the best knowledge of the Company, no transactions in Shares have been effected during the past 60 days by the Company or any of its executive officers, directors, or affiliates. On September 30, 1998, the following executive officers of the Company purchased Common Stock at $3.03 per share pursuant to an election made by such executive officers on April 1, 1998 under the Company's 1995 Employee Stock Purchase
Plan:

                                                                     SHARES OF
                                                                    COMMON STOCK
     EXECUTIVE OFFICER                                               PURCHASED
     -----------------                                              ------------
     Peter T. Lanell...............................................    2,394
     Alex N. Braverman.............................................    1,651
     David I. Lemont...............................................      594
     Robert E. Phillips............................................      396
     Richard Buck..................................................    1,926
     Marvin Mishkin................................................    1,131
                                                                       -----
       Total.......................................................    8,092
                                                                       =====

  (b) To the best knowledge of the Company, all of its executive officers, directors or affiliates presently intend to tender all Shares to Purchaser pursuant to the Offer, which are owned beneficially by such persons, subject to and consistent with any fiduciary obligations in the case of Shares held by fiduciaries.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

  (a) Except as set forth in Item 3 or in Item 4(b) above, or below, the Company is not engaged in any negotiations in response to the Offer which relate to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company, or (iv) any material change in the present capitalization or dividend policy of the Company.

  (b) Except as described in Item 3(b) above, there are no transactions, Company Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

NASDAQ MATTERS

  Depending upon the number of Shares purchased pursuant to the Offer, the Company's Shares may no longer meet the standards for continued inclusion in The Nasdaq Stock Market. According to published guidelines, the Company's Shares would not be eligible to be included for continued listing on the Nasdaq National Market if, among other things, the number of publicly held shares falls below 750,000, the number of holders of at least 100 Shares falls below 400 or the aggregate market value of such publicly held shares falls below $5,000,000. If these standards are not met, the Company's shares might continue to be listed on The Nasdaq SmallCap Market, Inc., but if the number of round lot holders falls below 300, or if the number of publicly held shares falls below 500,000, or if the aggregate market value of such publicly held shares falls below $1,000,000 or there are not at least two registered and active market makers (one of which may be a market maker entering a stabilizing bid), The Nasdaq Stock Market rules provide that the securities would no longer qualify for inclusion and would cease to provide any quotations. Shares held directly or indirectly by an officer or director of the Company or by a beneficial owner of more than 10% of the Shares will ordinarily not be considered as being publicly held for purposes of these standards. In the event the Company's Shares are no longer eligible for quotation on The Nasdaq Stock Market, quotations might still be available from other sources. The extent of the public market for the Company's Shares and the availability of such quotations would, however, depend upon the number of holders of such shares remaining at such time, the interest in maintaining a market in such shares on the part of securities firms, the possible termination of registration of such shares under the Exchange Act as described below, and other factors.

APPRAISAL RIGHTS

  No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, stockholders of the Company may have certain rights under the DGCL to dissent and demand appraisal of, and payment in cash for the fair value of, the Shares. Such rights, if the statutory procedures are complied with, could lead to a judicial determination of fair value (excluding any element of value arising from accomplishment or expectation of the Merger) required to be paid in cash to such dissenting holders for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the purchase price per Share pursuant to the Offer or the consideration per Share to be paid in the Merger.

TAX MATTERS

  The summary of Federal income tax consequences set forth below is for general information only and is based on the law as currently in effect. The tax consequences to each stockholder will depend in part upon such stockholder's particular situation. Special tax consequences not described herein may be applicable to particular classes of taxpayers, such as financial institutions, broker-dealers, persons who are not citizens or residents of the United States and stockholders who acquired their Shares through the exercise of an employee stock option or otherwise as compensation. ALL STOCKHOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE OFFER AND THE MERGER TO THEM, INCLUDING THE APPLICABILITY AND EFFECT OF THE ALTERNATIVE MINIMUM TAX AND ANY STATE, LOCAL OR FOREIGN INCOME AND OTHER TAX LAWS AND OF CHANGES IN SUCH TAX LAWS.

  The receipt of cash for Shares pursuant to the Offer will be a taxable transaction for Federal income tax purposes under the Code, and may also be a taxable transaction under applicable state, local or foreign income and other tax laws. Generally, for Federal income tax purposes, a tendering stockholder will recognize gain or loss in an amount equal to the difference between the cash received by the stockholder pursuant to the Offer and the stockholder's adjusted tax basis in the Shares tendered by the stockholder and purchased pursuant to the Offer. For Federal income tax purposes, such gain or loss will be a capital gain or loss if the Shares are a capital asset in the hands of the stockholder, and will be treated as long-term capital gain or loss if the Shares have been held for the applicable holding period.

  A stockholder (other than certain exempt stockholders including, among others, all corporations and certain foreign individuals and entities) that tenders Shares may be subject to 31% backup withholding unless the stockholder provides its Social Security number or employer identification number ("TIN") and certifies that such number is correct or properly certifies that it is awaiting a TIN, or unless an exemption applies. A stockholder who does not furnish its TIN may be subject to a penalty imposed by the Internal Revenue Service.

  If backup withholding applies to a stockholder, the Depositary (as defined in the Merger Agreement) is required to withhold 31% from payments to such stockholder. Backup withholding is not an additional tax. Rather, the amount of the backup withholding can be credited against the Federal income tax liability of the person subject to the backup withholding, provided that the required information is given to the IRS. If backup withholding results in an overpayment of tax, a refund can be obtained by the stockholder upon filing an appropriate income tax return.

  The receipt of cash by stockholders pursuant to the Merger should result in Federal income tax consequences to such stockholders similar to those described above.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1-- Form of Offer to Purchase dated as of November 17, 1998
            (incorporated herein by reference to Exhibit (a)(1) to the Schedule 14D-1 filed by the Purchaser and Parent with the SEC on November 17, 1998).

Exhibit 2-- Form of Letter of Transmittal (incorporated herein by reference to
            Exhibit (a)(2) to the Schedule 14D-1 filed by the Purchaser and Parent with the SEC on November 17, 1998).

Exhibit 3--
            Agreement and Plan of Merger dated as of November 10, 1998 by and among Parent, the Purchaser and the Company (incorporated herein by reference to Exhibit (c)(1) to the Schedule 14D-1 filed by Purchaser and Parent with the SEC on November 17, 1998).

Exhibit 4-- Company's Proxy Statement dated July 16, 1998 relating to the
            Company's Annual Meeting of Stockholders held on August 10, 1998 (incorporated herein by reference to the Company's proxy statement filed on July 16, 1998).

Exhibit
5(a)-- Resolution adopted by the Compensation Committee of the Company's Board of Directors at the May 23, 1997 meeting regarding the severance packages for the Company's executive officers.

Exhibit     Resolution adopted by the Compensation Committee of the Company's
5(b)--      Board of Directors at the May 14, 1996 meeting approving the accelerated vesting of the Company's stock options for executive officers terminated (other than for cause) within twelve months of a change of control.

Exhibit 6--
            Fairness Opinion rendered by Volpe Brown Whelan & Company, LLC dated November 10, 1998.*

Exhibit 7-- Text of press release dated November 10, 1998 issued by the
            Purchaser, Parent and the Company (incorporated herein by reference to Exhibit (a)(8) to the Schedule 14D-1 filed by the Purchaser and Parent with the SEC on November 17, 1998).
--------
*Included in copies mailed to stockholders.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Concentra Corporation

Dated: November 17, 1998                  By: /s/ Alex N. Braverman
                                            -----------------------------------
                                            Name: Alex N. Braverman
                                            Title:Chief Financial Officer

                                    ANNEX I

                             INFORMATION STATEMENT
                        SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER

  This Information Statement is being mailed on or about November 17, 1998 as part of the Concentra Corporation (the "Company") Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") with respect to the tender offer by KL Acquisition Corp. (the "Purchaser") to the holders of record of the Company's common stock, par value $.00001 per share (the "Common Stock"). Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by Purchaser to a majority of the seats on the Board of Directors of the Company (the "Company Board") pursuant to an Agreement and Plan of Merger dated as of November 10, 1998 by and among Oracle Corporation (the "Parent"), Purchaser and the Company (the "Merger Agreement"). The Merger Agreement provides, among other things, that promptly upon the purchase by the Purchaser of Shares in the Offer, and from time to time thereafter, the Purchaser will be entitled to designate that number of directors, rounded up to the next whole number, on the Company Board (the "Parent Designees") that equals the product of (i) the total number of directors on the Company Board (giving effect to the election of any additional directors pursuant to the Merger Agreement) and (ii) the percentage that the number of Shares owned by the Purchaser, Parent and any direct or indirect wholly owned subsidiary of Parent (including Shares (and associated Rights) purchased in the Offer) bears to the total number of Shares (and associated Rights) outstanding at such time, and to effect the foregoing the Company shall upon request by the Purchaser, at the Company's election, either increase the number of directors comprising the Company Board or obtain and accept resignations of incumbent directors. The first date on which designees of the Purchaser will constitute a majority of the Company Board is referred to as the "Cut-Off Date." At such time, the Company will cause individuals designated by the Purchaser to constitute the same percentage as such individuals represent on the Company Board of (x) each committee of the Board, (y) if requested by Purchaser, each board of directors or other governing body of each Subsidiary of the Company, and (z) if requested by Purchaser, each committee of each such board or governing body.

  Following the Cut-Off Date and prior to the Effective Time (as defined in the Merger Agreement), the Company Board shall have at least one director who is neither an employee of the Company or any of its subsidiaries nor otherwise affiliated with the Purchaser (one or more of such directors, the "Independent Directors"), any amendment of the Merger Agreement or the Certificate of Incorporation or Bylaws of the Company or any of its subsidiaries, any termination or amendment of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or the Purchaser or any waiver of any of the Company's rights thereunder, will require the concurrence of a majority of the Independent Directors.

  This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14F-1 promulgated thereunder.

  You are urged to read this Information Statement carefully. You are not, however, required to take any action.

  WE ARE NOT NOW ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY AT THIS TIME.

  Parent has informed the Company that it will choose the Parent Designees from the persons listed below. Parent has informed the Company that each of the Parent Designees has consented to act as a director, if so designated. Biographical information concerning each of the Parent Designees is presented below. The following biographical information provided herein has been furnished by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

  THOMAS THEODORES, 48, is Vice President/Deputy General Counsel of Parent where he manages the Corporate, International and Strategic Licensing Group. His responsibilities include corporate and securities, international, legal policy administration, strategic transactions and technology licensing. Mr. Theodores joined Parent in 1986. Prior to joining Parent, he was a partner at the Nemir Law Firm in San Francisco.

  DAVID J. ROUX, 41, has been Executive Vice President of Corporate Development of Parent since March 1996, and Senior Vice President of Corporate Development of Parent since September 1994. Since February 1998, he also has served as the Chief Executive Officer and President of Network Computer, Inc., a subsidiary of Parent. Before joining Parent, Mr. Roux served as Senior Vice President, Marketing and Business Development at Central Point Software from April 1992 to July 1994. From October 1991 to April 1992, he served as Senior Vice President of the Portable Computing Group at Lotus Development Corporation and from June 1989 to October 1991, he served as Vice President of Business Development at Lotus Development Corporation.

  GARY L. BLOOM, 37, has been the Executive Vice President of the System Products Division of Parent since May 1997 and has held various positions with Parent, including Senior Vice President of the Worldwide Alliances and Technologies Division from May 1997 to October 1997, Senior Vice President of the Product and Platform Technologies Division from May 1996 to May 1997 and Vice President of the Mainframe and Integration Technology Division and Vice President of the Massively Parallel Computing Division from May 1992 to May 1996. Prior to joining Parent, Mr. Bloom worked at IBM Corporation and at Chevron Corporation where he held various technical positions in their mainframe system areas.

  DANIEL COOPERMAN, 47, has been Senior Vice President, General Counsel and Secretary of Parent since February 1997. Prior to joining Parent, Mr. Cooperman had been associated with the law firm of McCutchen, Doyle, Brown & Enersen since October 1977, and had served there as a partner since June 1983. From September 1995 until February 1997, Mr. Cooperman was Chair of the law firm's Business & Transactions Group, and from April 1989 through September 1995, he served as the Managing Partner of the law firm's San Jose office.

  None of the Parent Designees (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any of the directors or executive officers of the Company or (iii) to Parent's knowledge, beneficially owns any securities (or rights to acquire any securities) of the Company. The Company has been advised by Parent that, to Parent's knowledge; none of the Parent Designees has been involved in any transaction with the Company or any of its directors, executive officers or affiliates which is required to be disclosed pursuant to the rules and regulations of the Commission, except as may be disclosed herein or in the Schedule 14D-1.

                    INFORMATION WITH RESPECT TO THE COMPANY

  As of November 6, 1998, there were 6,103,944 shares of Common Stock, par value $.00001 per share, of the Company issued and outstanding, all of which shares are entitled to one vote per share. The Common Stock is the only class of voting securities of the Company which are outstanding.

                     PRINCIPAL AND MANAGEMENT STOCKHOLDERS

  The following table sets forth certain information as of November 9, 1998 with respect to the voting securities of the Company owned by (1) any person (including any "group" as that term is defined in section 13(d)(3) of the Securities Exchange Act of 1934) who is known to the Company to be the beneficial owner of more than 5% of the outstanding shares of a class of voting securities of the Company, (2) each director of the Company, (3) each of the executive officers named in the Summary Compensation Table (except for Mr. Evans who resigned on June 1, 1998), and (4) all directors and executive officers of the Company as a group.

  In accordance with Rule 13d-3 under the Securities Exchange Act of 1934, a person is deemed to be the beneficial owner, for purposes of this table, of any voting securities of the Company if he or she has or shares voting power or investment power with respect to such securities or has the right to acquire beneficial ownership thereof at any time within 60 days of November 9, 1998. As used herein "voting power" is the power to vote or direct the voting of shares, and "investment power" is the power to dispose of or direct the disposition of shares. Except as indicated in the notes following the table below, each person named has sole voting and investment power with respect to the shares listed as being beneficially owned by such person.

                                         NUMBER OF SHARES  PERCENTAGE OF COMMON
NAME AND ADDRESS OF BENEFICIAL OWNER    BENEFICIALLY OWNED STOCK OUTSTANDING(1)
------------------------------------    ------------------ --------------------
San Giorgio S.A. .....................        957,972             15.7%
 100 Rue de Paris
 91300 Massy, France
Special Situations Fund III, L.P.(2)..        660,789             10.8%
 and affiliated entities
 153 53rd Street
 New York, NY 10022
Vincenzo Cannatelli(3)................         16,591               *
Alberto de Benedictis(4)..............        970,018             15.9%
Lawrence W. Rosenfeld(5)..............        724,757             11.5%
 c/o Concentra Corporation
 21 North Avenue
 Burlington, MA 01803
A. William Berkman Jr.(6).............        253,172              3.8%
Peter T. Lanell(7)....................         93,491              1.5%
David I. Lemont(8)....................         76,863              1.2%
Stephen J. Cucchiaro(9)...............         73,249              1.2%
Robert E. Phillips(10)................         43,475               *
William E. Kelly(11)..................         12,046               *
David M. Greenhouse(12)...............        660,789             10.8%
All directors and executive officers
 as a group (15 persons)(13)..........      3,020,851             44.7%

--------
 * Less than one percent (1%)

 (1) Shares of Common Stock issuable pursuant to options currently exercisable or exercisable on, before or within 60 days of November 9, 1998 ("Currently Exercisable Options") are deemed outstanding for the purpose of computing the percentage of the class owned by the person holding such options, but are not deemed outstanding for purposes of computing the percentage owned by any other person.
 (2) Derived from a Schedule 13G filed on October 13, 1998. The Schedule 13G reported the following aggregate amounts beneficially owned by the following entities: 253,400 shares by Special Situations Fund L.P.; 210,200 shares by Special Situations Private Equity Fund, L.P.; 90,200 shares by Special Situations Cayman Fund, L.P.; and 106,989 shares by Special Situations Technology Fund, L.P. The Schedule 13G reports that Austin W. Marxe and David M. Greenhouse have sole voting power and sole disposition power of the 660,789 shares.
 (3) All such shares are issuable pursuant to Currently Exercisable Options.
 (4) Includes shares held by San Giorgio S.A., as to which shares Mr. de Benedictis disclaims beneficial ownership. Includes 12,046 shares issuable pursuant to Currently Exercisable Options.
 (5) Includes (i) 249,752 shares issuable pursuant to Currently Exercisable Options, and (ii) 14,546 shares held by trusts for the benefit of Mr. Rosenfeld's children. Mr. Rosenfeld disclaims beneficial ownership of the shares held by such trusts.
 (6) Includes shares held by Toyo Corporation, as to which shares Mr. Berkman disclaims beneficial ownership. Includes 21,137 shares issuable pursuant to Currently Exercisable Options.
 (7) Includes 86,184 shares issuable pursuant to Currently Exercisable
     Options.
 (8) Includes 74,245 shares issuable pursuant to Currently Exercisable
     Options.
 (9) Includes 25,682 shares issuable pursuant to Currently Exercisable
     Options.
(10) Includes 40,661 shares issuable pursuant to Currently Exercisable
     Options.
(11) All such shares are issuable pursuant to Currently Exercisable Options.
(12) Includes shares held by Special Situations Fund III, L.P. and its affiliates.
(13) Includes 607,954 shares issuable pursuant to Currently Exercisable Options. Also includes (i) shares held by Toyo Corporation (of which Mr. Berkman is an affiliate), (ii) shares held by San Giorgio S.A. (of which Mr. de Benedictis is an affiliate) and (iii) shares held by Special Situations Fund III, L.P. and its affiliates (of which Mr. Greenhouse is an affiliate). Mr. Berkman disclaims beneficial ownership of shares held by Toyo Corporation. Mr. de Benedictis disclaims beneficial ownership of shares held by San Giorgio S.A.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

  Section 16(a) of the Securities Exchange Act of 1934 requires directors, executive officers and persons who own more than 10% of the outstanding Common Stock of the Company to file with the Securities and Exchange Commission ("SEC") and the Nasdaq Stock Market reports of ownership and changes in ownership of voting securities of the Company and to furnish copies of such reports to the Company. To the Company's knowledge, the Company believes that all Section 16(a) filing requirements were satisfied through November 10, 1998, except that through inadvertence, Messrs. Braverman, Lamont, Lanell and Phillips failed to timely make filings for purchases pursuant to the Company's employee stock purchase plan in September, 1998. Appropriate filings have been made.

                DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

  The following table sets forth certain information concerning executive officers and directors of the Company, as of November 10, 1998:

    NAME                                           POSITION(S)
    ----                                           -----------
Lawrence W. Rosenfeld... Chief Executive Officer--Director (Chairman)
David I. Lemont......... Senior Vice President and Chief Operating Officer
Alex N. Braverman....... Vice President, Chief Financial Officer, and Treasurer
Noreen H. Henrich....... Vice President, Worldwide Client Services
Peter T. Lanell......... Vice President, Worldwide Field Operations
Robert E. Phillips...... Vice President, Product Definition and Chief Technology Officer
Marvin Mishkin.......... Vice President, OEM Business Unit
Richard Buck............ Vice President, Selling Point Engineering
Karen Mehegan........... Director of Human Resources
Alberto de Benedictis... Director
A. William Berkman,
 Jr..................... Director
William E. Kelly........ Director
Stephen J. Cucchiaro.... Director
David M. Greenhouse..... Director
Vincenzo Cannatelli..... Director

  LAWRENCE W. ROSENFELD, 46, a founder of the Company, has been Chief Executive Officer and a director since the Company's inception in 1984, Chairman of the Board of Directors since March 1993 and President from inception through March 1993 and again since July 1994. From 1982 to 1984, Mr. Rosenfeld was an independent CAD/CAM consultant. From 1974 to 1981, Mr. Rosenfeld was employed in various positions at Hood Sailmakers, Inc.

  DAVID I. LEMONT, 40, joined the Company in June 1994 as Senior Vice President and Chief Operating Officer. From February 1992 to May 1994, Mr. Lemont held several Vice President positions in the sales organization at Computervision Corporation. From January 1981 to February 1992, he held various sales and sales management positions with the Unigraphics Division of McDonnell Douglas.

  ALEX N. BRAVERMAN, 38, has been Vice President, Chief Financial Officer and Treasurer since November 1996. From July 1994 to November 1996, he was Corporate Controller. Mr. Braverman was Controller of Artel Communications Corporation, a manufacturer of computer networking and video products, from 1988 until it was merged with Chipcom Corporation in February 1994, and was employed thereafter by Chipcom Corporation until July 1994. From 1982 to 1988, he held various financial and managerial positions with BTU Engineering and the William Carter Company.

  NOREEN H. HENRICH, 43, has been Vice President, Worldwide Client Services since June 1995. From June 1993 to June 1995, she was Director of Technical Services. Ms. Henrich joined the Company in 1988 and held the position of Director of Technical Sales Support until June 1993. Prior to joining the Company, Ms. Henrich was employed by Computervision in various positions. Her final position was as the director of their applied technology center. She was employed by Computervision from 1979 to 1988.

  PETER T. LANELL, 46, has been Vice President of Worldwide Field Operations since 1997. From April 1993 to April 1996, he was Vice President, North American Field Operations. From April 1992 to April 1993, he was the Company's Vice President, North American Sales. Mr. Lanell joined the Company in 1988 and has held various positions within North American Sales since that time. Prior to joining the Company, Mr. Lanell was a salesman for Intellicorp, Inc. from 1986 to 1988. From 1982 to 1986, he held positions in sales and technical sales support at Calma, a division of General Electric.

  ROBERT E. PHILLIPS, 42, has been Chief Technology Officer and Vice President, Product Definition since November 1997. He was one of the original employees of Concentra (then known as ICAD), from 1985-1987.

Dr. Phillips spent six years at General Electric Aircraft Engines and was responsible for Engineering Automation activities in that Division. He returned to Concentra in 1993 as Director, New Product Development then became Vice President of Engineering before taking his current position. He has 20 years of advanced computer system research, development and deployment.

  MARVIN MISHKIN, 42, has been Vice President of the OEM Business Unit since September 1998. From 1986 through August 1998, he held various positions with the Company which included Director of the OEM Business Unit, Director of Consulting Services and Director of Worldwide Services. Prior to joining the Company, he held various management positions at Computervision in the Applied Technology Center.

  RICHARD BUCK, 39, has been Vice President of Selling Point Engineering since September 1998. From March 1997 to August 1998, he was Director of Selling Point Engineering for the Company. Prior to joining the Company, he was Vice President of Software Development for MarketMAX from 1993 to 1996. From 1990 to 1993 he was Director of Research and Development of the new Sales Force Automation business unit of Epsilon Data Management.

  KAREN MEHEGAN, 47, has been Director of Human Resources since joining the Company in February 1997. Prior to joining the Company, she was employed in a number of human resource management and consulting roles including Senior Consultant for SystemSoft from 1996 to 1997, Director of Human Resources and Administration from 1985 to 1996 for Encryption Technology and Human Resources Manager for Financial and Insurance Times from 1982 to 1985.

  ALBERTO DE BENEDICTIS, 46, has been a director of the Company since June 1993. He has been with Finmeccanica in various positions for over ten years. He is currently Senior Vice President of Finmeccanica for Corporate Development. Mr. de Benedictis serves on the Board of Directors of a number of affiliates of Finmeccanica, including Elsag Bailey Process Automation N.V., a company listed on the New York Stock Exchange, and Union Switch and Signal, Inc., a company traded on the Nasdaq National Market.

  A. WILLIAM BERKMAN, JR., 55, has been a director of the Company since August 1989. Mr. Berkman works as an independent consultant and, since 1986, has served as a consultant to Toyo Corporation, a publicly-held Japanese trading company. Mr. Berkman is also the Chief Executive Officer of Biomation Corporation, a manufacturer of logic analysis systems, Chairman of the Board of Embedded Performance, Inc., a manufacturer of emulators and software for RISC microprocessors, and President of Toyo U.S. Holdings, Inc., a wholly owned subsidiary of Toyo Corporation.

  WILLIAM E. KELLY, 46, has been a director of the Company since June 1993. He has served as Secretary from the Company's incorporation in 1984 (except for the period from June 1993 to September 1993). Mr. Kelly was a partner in the law firm of Cuddy Bixby in Boston from 1988 until December 1994. Since January 1995, Mr. Kelly has been a partner in the Boston law firm of Peabody & Arnold LLP.

  STEPHEN J. CUCCHIARO, 46, has been a director of the Company since March 1993 and is President of Windward Capital, Inc., an investment management firm. From March 1993 until March 1994, Mr. Cucchiaro was President of the Company and, following his resignation as President, he directed special projects for the Company until he left in September 1994 to found Windward Capital. From April 1992 to March 1993, he was the Company's Executive Vice President, Chief Operating Officer and Chief Financial Officer. From October 1987 until December 1989, Mr. Cucchiaro was employed by Lotus Development Corporation as General Manager of that company's Communications and Specialty Software divisions. Mr. Cucchiaro was President of Datext, Inc., a company he co-founded, from June 1984 until it was acquired by Lotus Development Corporation in October 1987.

  DAVID M. GREENHOUSE, 38, has been a director of the Company since August 1998. Since 1992, Mr. Greenhouse has been a senior executive of the management company that manages a number of investment funds (including Special Situations Fund III, L.P.), several of which hold equity investments in the Company. Prior to joining Special Situations Fund, Mr. Greenhouse was employed by an international financial advisory firm.

  VINCENZO CANNATELLI, 45, has been Vice Chairman of the Board of Directors of the Company and Chairman of its Executive Committee since June 1993. Mr. Cannatelli is the Managing Director and Chief Executive Officer of Elsag Bailey Process Automation N.V., a company listed on the New York Stock Exchange. He has been Group Executive Vice President of the Elsag Bailey Group of companies, a division of Finmeccanica, since 1992. Elsag Bailey Process Automation N.V. is owned in the majority by Finmeccanica. From 1989 to 1990, Mr. Cannatelli was Executive Vice President of Elsag Bailey Inc. Prior to 1989, he served in several executive positions at STET and in the Elsag Bailey Group.

  Each director holds office until that director's successor has been elected and qualified. The Company's Board of Directors is divided into three classes. Messrs. Berkman and Kelly serve in the class whose term expires in 1999; Messrs. Cucchiaro and Cannatelli serve in the class whose term expires in 2000: and Messrs. Rosenfeld, de Benedictis and Greenhouse serve in the class whose term expires in 2001. Upon expiration of the term of each class of directors, directors comprising such class will be elected for a three-year term at the annual meeting of stockholders in the year in which such term expires.

  There are no family relationships among any of the executive officers or directors of the Company.

  The current directors of the Company were initially nominated and elected in accordance with certain provisions of a shareholders' agreement which terminated upon the closing of the Company's initial public offering in February 1995.

            INFORMATION ABOUT THE BOARD OF DIRECTORS AND COMMITTEES

DIRECTOR COMPENSATION

  Directors of the Company do not receive compensation for their services as directors, but non-employee directors are reimbursed for expenses incurred in connection with attendance at Board of Directors and Committee meetings.

  On June 18, 1993, in connection with their election to the Company's Board of Directors, Messrs. Berkman, de Benedictis and Kelly were each granted non-qualified options under the Company's 1987 Stock Plan to purchase 4,546 shares of Common Stock and Mr. Cannatelli was granted a non-qualified option under such plan to purchase 9,091 shares of Common Stock. The exercise price of all such options is $4.13 per share.

  Under the Company's 1994 Directors Stock Option Plan, each non-employee director (excluding directors who decline the grant of options in writing) is granted an option for the purchase of 2,500 shares of Common Stock on the first day of the fiscal year following each fiscal year during which such a person serves as a member of the Company's Board of Directors. The date of the first grant of options under the 1994 Directors Stock Option Plan was April 1, 1996.

                            EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

  The following table sets forth all compensation paid by the Company during the fiscal year ended March 31, 1998 to those persons who were employed during the fiscal year ended March 31, 1998 as (i) the Chief Executive Officer and
(ii) the four most highly paid executive officers, other than the Chief Executive Officer, whose annual compensation exceeded $100,000 (collectively, the "Named Executive Officers"):

                                       ANNUAL COMPENSATION         LONG TERM COMPENSATION(1)
                                  ------------------------------   --------------------------
                                            COMMISSIONS             AWARDS AND    ALL OTHER
                                                AND                   OPTIONS    COMPENSATION
NAME AND PRINCIPAL POSITION  YEAR SALARY($) BONUSES($)  OTHER(2)   (# OF SHARES)      $
---------------------------  ---- --------- ----------- --------   ------------- ------------
Lawrence W. Rosenfeld....    1998  200,000     74,835       --        50,000         --
 Chairman of the Board,
  President and              1997  200,000    156,692       --        40,000         --
 Chief Executive Officer     1996  200,000     27,500       --        81,250         --
David I. Lemont..........    1998  180,000     40,843       --        28,000         --
 Senior Vice President
  and Chief                  1997  180,000     77,152       --        24,000         --
 Operating Officer           1996  175,000     29,700       --        34,063         --
Garreth P. Evans.........    1998  164,224     41,057    64,426(4)       --          --
 Senior Vice President,
  Business Units             1997  160,650     71,989    69,899(4)    15,000         --
 Aerospace and
  Automotive(3)              1996  153,676     32,611    58,926(4)    19,000         --
Peter T. Lanell..........    1998  145,000     62,396       --        18,000         --
 Vice President,
  Worldwide                  1997  145,000    121,778       --        15,000         --
 Field Operations            1996  132,000     51,810       --        20,000         --
Robert E. Phillips.......    1998  110,000     21,811       --        18,000         --
 Vice President, Product
  Definition and             1997  110,000     30,071       --        12,500         --
 Chief Technology Officer    1996  100,000     18,173       --        15,000         --

--------
(1) The Company did not make any restricted stock awards, grant any stock appreciation rights or make any long-term incentive plan payouts during the fiscal year ended March 31, 1998.
(2) In accordance with the rules of the SEC, other compensation in the form of perquisites and other personal benefits has been omitted in those instances where the aggregate amount of such perquisites and other personal benefits constituted less than the lesser of $50,000 or 10% of the total of annual salary and bonus for the executive officer for such year.
(3) Mr. Evans resigned from the Company effective June 1, 1998.
(4) Mr. Evans' other compensation includes payments for an automobile, benefits and pension arrangements.

OPTION GRANTS

  The following table sets forth certain information concerning grants of stock options made during the fiscal year ended March 31, 1998 to the Named Executive Officers:

                         OPTION GRANTS IN FISCAL 1998
                             INDIVIDUAL GRANTS(1)

                                                                     POTENTIAL REALIZABLE
                                      PERCENT                          VALUE AT ASSUMED
                                      OF TOTAL                          ANNUAL RATES OF
                         NUMBER OF    OPTIONS                             STOCK PRICE
                         SECURITIES  GRANTED TO EXERCISE               APPRECIATION FOR
                         UNDERLYING  EMPLOYEES   OR BASE                OPTION TERM(2)
                          OPTIONS    IN FISCAL  PRICE PER EXPIRATION ---------------------
NAME                      GRANTED       1998    SHARE($)     DATE      5%($)      10%($)
----                     ----------  ---------- --------- ---------- ---------- ----------
Lawrence W. Rosenfeld...   50,000(3)   12.2%      3.875     8/7/97      121,848    308,788
David I. Lemont.........   28,000(4)    6.8%      3.875     8/7/97       68,235    172,921
Peter T. Lanell.........   18,000(5)    4.4%      3.875     8/7/97       43,865    111,164
Robert E. Phillips......   18,000(6)    4.4%      3.875     8/7/97       43,865    111,164

--------
(1) All options were granted at an exercise price equal to market value on the date of grant. The market value of the Common Stock is determined by the closing price of the Common Stock on the Nasdaq National Market.
(2) The 5% and 10% assumed annual compound rates of stock price appreciation for a period of ten years are mandated by rules of the SEC and do not represent the Company's estimate or projection of future Common Stock prices.
(3) So long as Mr. Rosenfeld remains an employee of the Company, options for the purchase of 12,500 shares of Common Stock will become exercisable on each of August 8, 1998, 1999, 2000, and 2001.
(4) So long as Mr. Lemont remains an employee of the Company, options for the purchase of 7,000 shares of Common Stock will become exercisable on each of August 8, 1998, 1999, 2000, and 2001.
(5) So long as Mr. Lanell remains an employee of the Company, options for the purchase of 4,500 shares of Common Stock will become exercisable on each of August 8, 1998, 1999, 2000, and 2001.
(6) So long as Mr. Phillips remains an employee of the Company, options for the purchase of 4,500 shares of Common Stock will become exercisable on each of August 8, 1998, 1999, 2000 and 2001.

AGGREGATE OPTION EXERCISES IN THE LAST FISCAL YEAR AND YEAR-END OPTION VALUES

  The following table sets forth certain information concerning the number and value of exercised and unexercised options held by each of the Named Executive Officers on March 31, 1998.

                                                                                   VALUE OF UNEXERCISED
                                                  NUMBER OF SECURITIES                 IN-THE-MONEY
                                                 UNDERLYING UNEXERCISED                 OPTIONS AT
                           SHARES             OPTIONS AT MARCH 31, 1998(#)         MARCH 31, 1998($)(1)
                          ACQUIRED    VALUE   --------------------------------   -------------------------
                         ON EXERCISE REALIZED  EXERCISABLE      UNEXERCISABLE    EXERCISABLE UNEXERCISABLE
                         ----------- -------- --------------   ---------------   ----------- -------------
Lawrence W. Rosenfeld...     --        --              161,251           60,000   $116,250      $11,250
David I. Lemont.........     --        --               42,518           70,545      2,250        6,750
Garreth P. Evans........     --        --               31,351           57,195      1,406        4,219
Peter T. Lanell.........     --        --               65,752           32,340     59,091        4,219
Robert E. Phillips......     --        --               25,490           24,738     13,446        6,584

--------
(1) Calculated on the basis of the stock price of the underlying securities at March 31, 1998 of $6.13 per share, as determined by the Company's Board of Directors, minus the per share exercise price.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  Prior to July 6, 1994, the Company did not have a Compensation Committee and decisions relating to executive compensation were made by the Company's Board of Directors or the Executive Committee of the Company's Board of Directors. Messrs. Rosenfeld and Cucchiaro, as members of the Company's Board of Directors, participated in executive compensation decisions relating to executive officers other than themselves. On July 6, 1994, the Company's Board of Directors established a Compensation Committee, consisting of Messrs. de Benedictis, Berkman and Kelly, and delegated to the Compensation Committee responsibility for decisions concerning executive compensation.

  Notwithstanding anything to the contrary set forth in any of the Company's previous filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate future filings, including this proxy statement, in whole or in part, the following report and the stock performance graph contained elsewhere herein shall not be incorporated by reference into any such filings nor shall they be deemed to be soliciting material or deemed filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended.

        REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

  The Compensation Committee (the "Committee") of the Company Board acts on behalf of the Company Board to establish the general compensation policy of the Company for all employees of the Company. In addition, the Committee (i) recommends to the Company Board the base level and incentive compensation for the Chief Executive Officer ("CEO"), (ii) establishes policies and programs that determine the compensation of the Company's executive officers, (iii) administers the 1987 and 1993 Stock Plans of the Company (the "Stock Plans"),
(iv) administers the 1995 Employee Stock Purchase Plan (the "Stock Purchase Plan"), and (v) maintains the exclusive authority to grant stock options to executive officers of the Company under its Stock Plans.

COMPOSITION AND ACTIVITIES OF THE COMMITTEE

  The Committee is composed of three directors, none of whom is an employee or officer of the Company. Currently, the Committee consists of A. William Berkman, Jr. (who serves as Chairman), Alberto de Benedictis and William E. Kelly. The Chairman of the Company Board and CEO, Lawrence W. Rosenfeld, participates in the Committee's discussions, except those that relate to his compensation. Mr. Rosenfeld provides compensation information, survey data and other material requested by the Committee. In addition, he makes recommendations to the Committee on the compensation methods and levels of the other executive officers. Mr. Rosenfeld does not attend or participate in the discussions regarding his own compensation, nor does he make any recommendation with respect thereto. Mr. Rosenfeld does not vote on any matter considered by the Committee, and he does not participate in administration of the Stock Plans or the Stock Purchase Plan.

  The Committee held four meetings in the fiscal year ended March 31, 1998, and all voting members of the Committee attended those meetings.

COMPENSATION PHILOSOPHY AND POLICIES

  The Company's objective is to develop compensation policies which will assist in attracting, motivating, and retaining the high quality of executives and managers capable of sustaining the Company's aggressive growth and profit objectives. It is the opinion of the Committee that the implementation of this philosophy is best accomplished by aligning each manager's compensation, and therefore the manager's motivation, with that of the stockholders. Compensation policies which support this philosophy include industry competitive salaries, cash bonuses and equity incentives.

  The Committee favors a compensation system which emphasizes performance bonus compensation and equity incentives, the proportion of variable compensation increasing to 50% of total target compensation for senior executives. Furthermore, the Committee believes that broad-based employee equity ownership provides an important incentive to focus the efforts and contributions of each participating employee on the Company's success.

ELEMENTS OF COMPENSATION

  The components of officer and key manager compensation include salary, cash bonus, stock options granted pursuant to the Stock Plans, purchase of stock through participation in the Stock Purchase Plan, the right to participate in the 401(k) plan (without matching employer contributions), supplemental life insurance, and other standard benefits. There are no other officer or key manager perquisites. Compensation of sales personnel include identical components, except that sales commissions replace cash bonuses. All salaried employees are compensated with a base salary, are entitled to participate in the 401(k) plan (without matching employer contributions), and receive other standard benefits. In addition, all salaried employees are granted options under the Stock Plans as part of an offer of employment, and are encouraged to accept slightly lower salaries in exchange for participation in variable compensation programs.

  Base salary is determined on the basis of the level of responsibility, expertise and experience of the employee or officer, taking into consideration competitive conditions in the industry and the percentage of total target cash compensation that is variable. The Committee reviews and approves the salaries of the Company's executives. The measures of individual performance considered in setting executive salaries include, to the extent applicable to an individual executive officer, a number of quantitative and qualitative factors, including, the Company's historical and recent financial performance in the principal area of responsibility, individual performance, experience and overall contributions made to the Company's success. The Committee had not found it practicable, nor has it attempted, to assign relative weights to the specific factors used in determining base salary levels, and the specific factors used may vary among individual officers. Payment of base salary is not conditioned upon the achievement of any specific or predetermined performance targets.

  The Company's incentive compensation program seeks to motivate officers and key managers to work effectively to achieve the Company's financial performance objective and to reward the program participants when individuals and corporate objectives are met. Cash bonuses awarded to officers and other key employees are typically based on a target percentage of salary, adjusted for achievement of revenue and profit goals by the Company and evaluations of individual performance to predetermined objectives. Sales commissions are paid to sales personnel during the fiscal year as a percentage of individual sales production. The percentage of commission paid increases only after the individual sales person exceeds a predetermined quota for the applicable period.

  Ownership of the Company's Common Stock is a significant element of executive and key manager compensation, and is considered an important motivational tool for all employees. All employees are eligible to participate in the Stock Plans. The Stock Plans permit the Company Board or the Committee to grant options to employees on such terms as the Company Board or the Committee may determine. The Committee has sole authority to grant stock options to officers of the Company. In determining the terms of a stock option grant to an officer or other employee (including the number of shares subject to an option), the Committee takes into account equity participation by comparable employees within the Company, external competitive circumstances, individual significant contributions, the dilutive effect of any such option granted to earnings per share, and other factors that may, from time to time, be relevant. This program is intended to permit broad-based equity ownership throughout the Company.

  The Committee has delegated the authority to recommend to the Committee the grant of a small number of options as part of an offer of employment to members of a management committee. This management committee consists of the CEO, the Chief Operating Officer and the Chief Financial Officer. The delegated authority limits the size of any such recommendation of grants to the maximum in a range of options predetermined for the job classification of the prospective employee.

  Options granted under the Stock Plans in fiscal 1998 generally vested linearly over five years. The Committee may, from time to time, change the vesting schedule of options, including options which have already been granted. The Committee may also choose to grant options which do not vest until the end of the option period, and wherein any future acceleration of such vesting is at the sole discretion of the Committee.

CHIEF EXECUTIVE OFFICER COMPENSATION FOR FISCAL 1998

  The Company's Chairman of the Board and CEO, Lawrence W. Rosenfeld, received salary payments totaling $200,000 during the fiscal year ended March 31, 1998. In addition, Mr. Rosenfeld was paid cash bonus compensation of $74,835 during the 1998 fiscal year. Mr. Rosenfeld was granted an option to purchase 50,000 shares of the Company's Common Stock at an exercise price of $3.875 in the fiscal year ended March 31, 1998.

DEDUCTIBILITY OF COMPENSATION EXPENSES

  The Committee has reviewed Section 162(m) of the Code as amended by the Omnibus Budget Reconciliation Act of 1993. The Committee has decided to take no action at this time with respect to the Company's compensation program as a result of this change in the tax law, but will continue to evaluate the possible effects of the new provisions.

               COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

                              A. William Berkman, Jr., Chairman
                              William E. Kelly
                              Alberto de Benedictis

                  COMPARISON OF FIVE YEAR CUMULATIVE RETURN*
                         AMONG CONCENTRA CORPORATION,
                     THE NASDAQ STOCK MARKET (U.S.) INDEX
              AND THE S&P COPMPUTERS (SOFTWARE & SERVICES) INDEX


                                                                     S&P
                                                       NASDAQ     COMPUTERS
MEASUREMENT PERIOD                       CONCENTRA     STOCK     (SOFTWARE
(FISCAL YEAR COVERED)                   CORPORATION    MARKET     & SERVICES)
     2/7/95 ..........................     100.00      100.00       100.00
     MAR-95 ..........................     108.91      108.41       113.41
     MAR-96 ..........................      41.58      147.20       160.32
     MAR-97 ..........................      41.58      163.60       225.01
     MAR-98 ..........................      48.51      248.28       411.27

--------
*$100 invested on 2/07/95 in stock or index--including reinvestment of dividends. Fiscal year ending March 31.

                             EXECUTIVE AGREEMENTS

NONCOMPETITION AND TERMINATION AGREEMENTS

  The Company has entered into a Noncompetition and Termination Agreement with Mr. Rosenfeld under which he has agreed not to compete with the Company for a period of one year following termination of his employment and the Company has agreed to pay to him, in the event his employment is terminated by the Company without cause, a termination payment equal to his then current base salary plus 80% of his then current-year maximum variable compensation amount (the "Termination Payment"). The Termination Payment is payable in twelve equal monthly installments. In addition, in the event Mr. Rosenfeld's employment is terminated by the Company without cause, all options held by him at the time his employment is terminated will continue to vest during the period when the Company is obligated to make installments of the Termination Payment and will vest fully on the first anniversary of termination so long as he has not breached his noncompetition agreement.

  The Company has entered into an Employee Noncompetition, Nondisclosure and Developments Agreements with Mr. Lemont which provides, in part, for continued payment of his base salary ("Severance Pay") in the event his employment is terminated by the Company without cause. Mr. Lemont, whose current base salary is $15,000 per month, is entitled to Severance Pay for up to six months in the event his employment is terminated by the Company without cause. Mr. Lemont has each agreed not to compete with the Company for a period of one year following the termination of his employment unless his employment is terminated by the Company without cause, in which case his noncompetition obligation will terminate six months following final payment of the Severance Pay.

EMPLOYEE STOCK OPTION PLANS

  The 1987 and 1993 Stock Plans of the Company (the "Stock Plans") enable the Company to grant incentive stock options to employees and to make awards of restricted Common Stock and to grant non-qualified options to purchase Common Stock to employees, officers and directors of and consultants to the Company. Restricted stock awards entitle the recipient to purchase Common Stock from the Company under terms which provide for vesting over a period of time and a right of repurchase in favor of the Company of the unvested portion of the Common Stock, subject to the award upon the termination of recipient's employment or other relationship with the Company. Stock options entitle the optionee to purchase Common Stock from the Company, for a specified exercise price during a period specified in the applicable option agreement. The Stock Plans are administered by the Compensation Committee of the Board of Directors which selects the persons to whom restricted stock awards and stock options are granted and determines the number of shares of Common Stock covered by the award or option, its purchase price or exercise price, its vesting schedule and (in the case of stock options) its expiration date. No grants of restricted stock have been made under either plan. On March 4, 1998, the Board of Directors authorized that certain stock options under the 1987 and 1993 Stock Plans at exercise prices ranging from $4.13 to $11.25 would be eligible to be exchanged for options with an exercise price at the then fair market value of $3.875. This cancellation and reissuance of stock options affected 1,057.067 options. As of March 31, 1998, under the 1987 Plan, 310,491 shares of Common Stock had been issued upon exercise of options, options to purchase 567,221 shares of Common Stock were outstanding, and no shares remained available for future issuance. As of the same date, under the 1993 Plan, 26,514 shares of Common Stock had been issued upon exercise of options, options to purchase 787,004 shares of Common Stock were outstanding and 595,573 shares remained available for future issuance.

EMPLOYEE STOCK PURCHASE PLAN

  The Company's 1995 Employee Stock Purchase Plan (the "Stock Purchase Plan") was adopted by the Board of Directors on July 27, 1995, which is intended to qualify as an "employee stock purchase plan" under Section 423 of the Code. The Stock Purchase Plan is administered by the Compensation Committee. The Stock Purchase Plan covers up to 440,000 shares of the Company's Common Stock (subject to adjustment for any dividend, stock split or other relevant changes in the Company's capitalization). With certain exceptions, all employees (including officers) who are employed for at least 20 hours a week and at least five months or more per calendar year and who have completed ninety days of continuous employment are eligible to participate in the Stock Purchase Plan. The Stock Purchase Plan has a term of ten years and consists of eleven offerings of 40,000 shares each, each of which offerings shall be six months in duration. The first offering under the Stock Purchase Plan commenced on October 1, 1995 and subsequent offerings will commence on the day following termination of the prior offering. The number of shares available for an offering may be increased at the election of the Company Board by the number of shares of Common Stock, if any, which were made available but not purchased during an earlier offering. Participation in one offering under the Stock Purchase Plan neither limits nor requires participation in any other offering.

  To participate in the Stock Purchase Plan, an eligible employee must complete, sign and deliver a subscription agreement before the first day of an offering. Participating employees are permitted to purchase shares of Common Stock through payroll deductions at a purchase price equal to 85% of the lower of the fair market value of the Common Stock on the first or last day of the offering period. On each offering date, a participant may elect to purchase up to the number of whole shares of Company stock determined by dividing (i) 10% of such participant's compensation in the preceding 12 calendar months by (ii) 85% of the fair market value of a share of the Common Stock on the offering date. Employees may terminate their participation in an offering at any time during the offering period, and participation ends automatically upon termination of employment (except that the beneficiary of a deceased employee who dies while participating in the plan may elect to use the amount previously withheld from the deceased employee to purchase shares under the Stock Purchase Plan). Unless a participating employee cancels his option or withdraws from the Stock Purchase Plan, his option for the purchase of shares under the Stock Purchase Plan will be exercised automatically upon the date of termination of an offering. The Stock Purchase Plan provides that the Company's Board of Directors may terminate the Stock Purchase Plan at any time; provided, however, that no such termination may affect any outstanding options.

401(K) PLAN

  In 1991, the Company's Board of Directors adopted the Company's 401(k) Plan, (the "401(k) Plan"), which is intended to qualify under section 401(k) of the Code. All employees who are at least 21 years of age and have been employed by the Company for at least six months are eligible to participate in the 401(k) Plan. Each eligible employee may elect to contribute to the 401(k) Plan, through payroll deductions, up to 15% of his or her salary, subject to statutory limitation. The Company may at its discretion make matching contributions on behalf of each participating employee in an amount equal to some uniform percentage fixed from time to time by the Company's Board of Directors. The Company is not currently making matching contributions. If the Company were to do so in the future, under the current terms of the 401(k) Plan, employees would become vested in such Company contributions at the rate of 25% per year of service.

NON-EMPLOYEE DIRECTORS STOCK OPTION PLAN

  The Company's 1994 Directors Stock Option Plan (the "Directors Plan") was adopted on November 18, 1994 and amended on March 29, 1996, and provides for the granting of options to purchase up to an aggregate of 150,000 shares of Common Stock to directors who are not employees of the Company. The Directors Plan is administered by the Compensation Committee. The Directors Plan and the options granted thereunder are intended to comply with Rule 16b-3 (Reg. sec, 240.16b-3) under the Securities Exchange Act of 1934, as amended. The exercise price for options granted under the Directors Plan will be equal to the fair market value of the Common Stock on the date of grant. Under the Directors Plan, each eligible director (excluding directors who decline the grant of options in writing) will be granted an option for the purchase of 2,500 shares of Common Stock on the first day of each fiscal year during which such a person serves as a member of the Company's Board of Directors. The current non-employee members of the Company's Board of Directors, who received options under the Company's 1987 Stock Plan, first received options under the Directors Plan on April 1, 1996. Newly elected directors will become eligible for grants under the Directors Plan on the first day of the fiscal year following the year in which they are first elected and qualified as members of the Company's Board of Directors and, so long as they remain on the Company's Board of Directors, on the first day of each fiscal year thereafter. Options granted under the Directors Plan will remain exercisable for a period of ten years from the date of grant (so long as the optionee remains a director of the Company). If a holder of options granted under the Directors Plan ceases to be a director of the Company, his or her options will terminate on the earlier of the scheduled termination date or three months after the effective date of termination of his or her directorship. As of March 31, 1998, options for the purchase of 25,000 shares were outstanding under the Directors Plan.